SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2007
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐            Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______
     The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-9 No. 333-142347 (Canadian Pacific Railway Company).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: October 29, 2007	By:	Signed: Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Canadian Pacific

Management’s Discussion and Analysis

Third Quarter Report 2007

Release:	Immediate, October 29, 2007
CANADIAN PACIFIC POSTS STRONG THIRD QUARTER EARNINGS
CALGARY – Canadian Pacific Railway Limited (TSX/NYSE: CP) announced its third-quarter results today. Net income improved 34 per cent in 2007 to $219 million compared with $164 million in 2006. In the third quarter, diluted earnings per share increased 36 per cent over 2006 to $1.41 from $1.04. Excluding the impact of foreign exchange gains and losses on long-term debt and other specified items, diluted EPS increased 15 per cent.
SUMMARY OF THIRD-QUARTER 2007 COMPARED WITH THIRD-QUARTER 2006
•	Income before foreign exchange gains and losses on long-term debt and other specified items increased 12 per cent to $190 million from $170 million.

•	Diluted earnings per share increased 15 per cent to $1.23 from $1.07 (excluding foreign exchange gains and losses on long-term debt and other specified items).

•	Operating ratio improved to 72.9 per cent from 74.0 per cent.

•	Total revenues increased three per cent to $1.2 billion.
“CP posted strong results for this quarter, and we delivered these results in the face of a strengthening Canadian dollar and increasing fuel costs,” said Fred Green, President and Chief Executive Officer of Canadian Pacific. “We moved record volumes in the quarter and with the recent acquisition of Dakota Minnesota & Eastern Railroad (DM&E), the largest regional railroad in the U.S., we are well-positioned to continue our growth.”
Freight revenues improved two per cent, with growth in both coal and intermodal of seven per cent and in grain revenue, of six per cent. Industrial and consumer products and automotive revenues were also up slightly. These gains were partially offset by decreases in forest products of 21 per cent and sulphur and fertilizers of four per cent.
Workload, measured by gross ton-miles (GTMs), increased five per cent over 2006, while operating expenses increased less than two per cent to $866 million. This included a 15 per cent increase in fuel expense due primarily to increased refining margins and a 12 per cent increase in equipment rents due to lower offline car hire receipts and additional locomotives required to move higher freight volumes. These increases were partially offset by a six per cent decrease in compensation and benefits costs as a result of lower incentive compensation and a settlement gain related to a post-retirement benefit liability in the third quarter of 2007, partially offset by inflation.
Other specified items in the third quarter reflect a charge for an estimated fair value adjustment of $21 million ($15 million after tax) related to investments in Canadian third party asset-backed commercial paper (ABCP).
SUMMARY OF FIRST NINE MONTHS 2007 COMPARED WITH 2006
Net income for the first nine months of 2007 was $604 million compared with $651 million in 2006, a decrease of seven per cent due mainly to a $176 million reduction in future income tax expense as a result of changes in Canadian federal and provincial tax legislation which were included in the 2006 results and a $21 million charge taken in the third-quarter of 2007 to reflect the change in the estimated fair value of ABCP. This was partially offset by higher operating income and increased foreign exchange gains on long-term debt in 2007. Diluted earnings per share was $3.87 in the first nine months of 2007 compared with $4.09 for the same period in 2006, but excluding foreign exchange gains on long-term debt and other specified items was $3.13 for the first three quarters in 2007 compared with $2.79 for the first three quarters of 2006.
Freight revenues increased four per cent to $3.4 billion and operating expenses increased three per cent to $2.7 billion.
EXCLUDING FOREIGN EXCHANGE GAINS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
•	Income increased nine per cent to $488 million from $447 million.

•	Diluted earnings per share grew 12 per cent to $3.13 from $2.79.

•	Operating ratio improved 60 basis points to 75.6 per cent from 76.2 per cent.
2007 OUTLOOK
“CP has delivered growth of 12 per cent year-to-date on our adjusted diluted EPS through execution excellence and focused expense control,” said Mike Lambert, Chief Financial Officer. “But we see ongoing challenges with the strengthening Canadian dollar and fuel price pressures. As a result, our expectations for adjusted diluted EPS for the full year 2007 are at the lower end of our growth target range of $4.30 to $4.45 or nine to 13 per cent. The stronger Canadian dollar will also impact revenues, and we expect to be just below our target of four to six per cent revenue growth for 2007.”
Free cash is expected to exceed $300 million in 2007. This outlook assumes oil prices in 2007 averaging US$69 per barrel (US$84 per barrel in the fourth quarter) and an average currency exchange rate of $1.08 per U.S. dollar (US$0.92) for the full year 2007 and $0.98 per U.S. dollar (US$1.02) in the fourth quarter. This is a revision to our previous assumptions which were oil prices averaging US$65 per barrel and an average exchange rate of $1.10 per U.S. dollar (US$0.90) in 2007.
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CP had a foreign exchange gain on long-term debt of $64 million ($43 million after tax) in the third quarter of 2007, compared with a foreign exchange loss on long-term debt of $2 million ($6 million after tax) in the third quarter of 2006.
For the first nine months of 2007, CP had a foreign exchange gain on long-term debt of $162 million ($114 million after tax) compared with a foreign exchange gain of $45 million ($28 million after tax) in the first nine months of 2006. There was a future income tax benefit of $17 million in the first nine months of 2007 and a future income tax benefit of $176 million in the first nine months of 2006.
At September 30, 2007 CP held investments in ABCP with an original cost of $144 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service (DBRS), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets, and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has adjusted the estimated fair value of the investment and taken a charge in the third quarter of $21 million ($15 million after tax) and classified its ABCP as long-term investments.
Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the value of the Company’s investment in ABCP which would impact the Company’s earnings.
RESTATEMENT OF THIRD-QUARTER 2006 FINANCIAL STATEMENTS
As a result of the adoption of EIC162 “Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date” in December 2006, the comparative financial statements for the three months ended September 30, 2006 have been restated with a reduction in “Compensation and benefits” expense of $2.2 million, an increase in “Net income” of $2.1 million and an increase in basic and diluted earnings per share of $0.02. Basic and diluted earnings per share excluding foreign exchange gains and losses on long-term debt and other specified items was increased by $0.01. The nine months ended September 30, 2006 have been restated with a decrease in “Compensation and benefits” expense of $0.6 million, an increase of “Net income” of $0.5 million and an increase in basic earnings per share of $0.01. Diluted earnings per share was increased by $0.02. There was no change to basic and diluted earnings per share excluding foreign exchange gains and losses on long-term debt and other specified items.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation impacts on long-term debt, which can be volatile and short term, and other specified items, which are not among CP’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. Diluted EPS, excluding foreign exchange gains and losses on long-term debt and other specified items is also referred to in this news release as “adjusted diluted EPS”.
Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding the reclassification of ABCP, and dividends. Free cash excludes the reclassification of ABCP as this reflects a change in presentation for accounting purposes and does not in itself result in a change in cash flow.
Earnings that exclude the foreign exchange currency translation impact on long-term debt and other specified items, and free cash after dividends, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by law.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, intends to be the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes Canadian Pacific a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts:
Media Leslie Pidcock Tel.: (403) 319-6878 e-mail: leslie_pidcock@cpr.ca	Investment Community Janet Weiss, Assistant Vice-President Investor Relations Tel.: (403) 319-3591 e-mail: investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Revenues
Freight	$1,147.6	$1,122.2
Other	40.3	29.1

	1,187.9	1,151.3

Operating expenses

Compensation and benefits	313.5	332.4
Fuel	185.6	161.3
Materials	49.6	47.1
Equipment rents	49.6	44.4
Depreciation and amortization	118.0	115.6
Purchased services and other	149.9	151.4

	866.2	852.2

Operating income	321.7	299.1

Other charges (Note 4)	8.1	6.9
Change in fair value of Canadian third party asset-backed commercial paper (Note 9)	21.5	—
Foreign exchange (gains) losses on long-term debt	(64.3)	1.5
Interest expense (Note 5)	44.9	48.8
Income tax expense (Note 6)	92.9	78.1

Net income	$218.6	$163.8

Basic earnings per share (Note 7)	$1.43	$1.05

Diluted earnings per share (Note 7)	$1.41	$1.04

See notes to interim consolidated financial statements.

5

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the nine months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Revenues
Freight	$3,412.6	$3,275.8
Other	106.7	117.0

	3,519.3	3,392.8
Operating expenses

Compensation and benefits	975.8	1,005.4
Fuel	550.5	479.3
Materials	167.6	159.2
Equipment rents	162.4	133.4
Depreciation and amortization	355.7	348.2
Purchased services and other	448.6	458.8

	2,660.6	2,584.3

Operating income	858.7	808.5

Other charges (Note 4)	21.1	21.4
Change in fair value of Canadian third party asset-backed commercial paper (Note 9)	21.5	—
Foreign exchange gains on long-term debt	(161.5)	(44.8)
Interest expense (Note 5)	140.9	144.7
Income tax expense (Note 6)	232.8	36.5

Net income	$603.9	$650.7

Basic earnings per share (Note 7)	$3.91	$4.13

Diluted earnings per share (Note 7)	$3.87	$4.09

See notes to interim consolidated financial statements.

6

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	For the three months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Comprehensive income

Net income	$218.6	$163.8

Other comprehensive income

Net change in foreign currency translation adjustments, net of hedging activities	(0.7)	(0.7)

Net change in gains on derivatives designated as cash flow hedges	(5.9)	—

Other comprehensive loss before income taxes	(6.6)	(0.7)

Income tax (expense) recovery	(2.5)	0.1

Other comprehensive loss (Note 12)	(9.1)	(0.6)

Comprehensive income	$209.5	$163.2

See notes to interim consolidated financial statements.

	For the nine months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Comprehensive income

Net income	$603.9	$650.7

Other comprehensive income

Net change in foreign currency translation adjustments, net of hedging activities	(3.9)	(0.6)

Net change in gains on derivatives designated as cash flow hedges	(18.9)	—

Other comprehensive loss before income taxes	(22.8)	(0.6)

Income tax expense	(3.8)	(3.1)

Other comprehensive loss (Note 12)	(26.6)	(3.7)

Comprehensive income	$577.3	$647.0

See notes to interim consolidated financial statements.

7

CONSOLIDATED BALANCE SHEET
(in millions)

	September 30	December 31
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Assets
Current assets
Cash and cash equivalents	$339.2	$124.3
Accounts receivable and other current assets	608.7	615.7
Materials and supplies	187.6	158.6
Future income taxes	116.6	106.3

	1,252.1	1,004.9

Investments (Note 9)	179.7	64.9
Net properties	9,107.5	9,122.9
Other assets and deferred charges	1,262.2	1,223.2

Total assets	$11,801.5	$11,415.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,018.6	$1,002.6
Income and other taxes payable	44.3	16.0
Dividends payable	34.5	29.1
Long-term debt maturing within one year	30.9	191.3

	1,128.3	1,239.0

Deferred liabilities	714.1	725.7
Long-term debt (Note 10)	2,896.4	2,813.5
Future income taxes	1,901.6	1,781.2

Shareholders’ equity
Share capital (Note 11)	1,187.2	1,175.7
Contributed surplus	40.6	32.3
Accumulated other comprehensive income (Note 12)	53.8	66.4
Retained income	3,879.5	3,582.1

	5,161.1	4,856.5

Total liabilities and shareholders’ equity	$11,801.5	$11,415.9

Commitments and contingencies (Note 18).
See notes to interim consolidated financial statements.

8

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Operating activities
Net income	$218.6	$163.8
Add (deduct) items not affecting cash:
Depreciation and amortization	118.0	115.6
Future income taxes	72.1	72.7
Change in fair value of Canadian third party asset-backed commercial paper (Note 9)	21.5	—
Foreign exchange (gains) losses on long-term debt	(64.3)	1.5
Amortization of deferred charges	3.0	4.5
Restructuring and environmental remediation payments	(13.8)	(18.6)
Other operating activities, net	(14.2)	(32.4)
Change in non-cash working capital balances related to operations	0.5	(28.8)

Cash provided by operating activities	341.4	278.3

Investing activities
Additions to properties	(206.0)	(220.2)
(Additions) reductions to investments and other assets (Note 14)	(4.9)	63.9
Net proceeds from disposal of transportation properties	0.8	(2.8)
Reclassification of Canadian third party asset-backed commercial paper (Note 9)	(143.6)	—

Cash used in investing activities	(353.7)	(159.1)

Financing activities
Dividends paid	(34.8)	(29.5)
Issuance of CP Common Shares	4.1	3.1
Purchase of CP Common Shares	(3.0)	(83.3)
Repayment of long-term debt	(6.9)	(7.4)

Cash used in financing activities	(40.6)	(117.1)

Cash position
(Decrease) increase in cash and cash equivalents	(52.9)	2.1
Cash and cash equivalents at beginning of period	392.1	44.3

Cash and cash equivalents at end of period	$339.2	$46.4

See notes to interim consolidated financial statements.

9

     STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the nine months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Operating activities
Net income	$603.9	$650.7
Add (deduct) items not affecting cash:
Depreciation and amortization	355.7	348.2
Future income taxes	168.3	2.3
Change in fair value of Canadian third party asset-backed commercial paper (Note 9)	21.5	—
Foreign exchange gains on long-term debt	(161.5)	(44.8)
Amortization of deferred charges	9.2	13.1
Restructuring and environmental remediation payments	(39.0)	(69.2)
Other operating activities, net	(16.0)	(30.0)
Change in non-cash working capital balances related to operations	(8.5)	(135.3)

Cash provided by operating activities	933.6	735.0

Investing activities
Additions to properties	(568.6)	(589.2)
Additions to investments and other assets (Note 14)	(16.6)	(21.1)
Net proceeds from disposal of transportation properties	9.3	79.1
Reclassification of Canadian third party asset-backed commercial paper (Note 9)	(143.6)	—

Cash used in investing activities	(719.5)	(531.2)

Financing activities
Dividends paid	(98.6)	(83.0)
Issuance of CP Common Shares	29.2	52.3
Purchase of CP Common Shares	(231.1)	(226.9)
Issuance of long-term debt (Note 10)	485.1	—
Repayment of long-term debt	(183.8)	(21.6)

Cash provided by (used in) financing activities	0.8	(279.2)

Cash position
Increase (decrease) in cash and cash equivalents	214.9	(75.4)
Cash and cash equivalents at beginning of period	124.3	121.8

Cash and cash equivalents at end of period	$339.2	$46.4

See notes to interim consolidated financial statements.

10

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

	For the three months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Share capital
Balance, beginning of period	$1,182.0	$1,174.0

Shares issued under stock option plans	5.2	3.2

Shares purchased	—	(10.6)

Balance, end of period	1,187.2	1,166.6

Contributed surplus
Balance, beginning of period	38.7	115.5

Stock-based compensation expense related to stock option plans	1.9	2.3

Shares purchased	—	(65.8)

Balance, end of period	40.6	52.0

Accumulated other comprehensive income
Balance, beginning of period	62.9	64.4

Other comprehensive loss (Note 12)	(9.1)	(0.6)

Balance, end of period	53.8	63.8

Retained earnings
Balance, beginning of period	3,694.9	3,357.4

Net income for the period	218.6	163.8

Shares purchased	—	—

Dividends	(34.0)	(29.3)

Balance, end of period	3,879.5	3,491.9

Total accumulated other comprehensive income and retained earnings	3,933.3	3,555.7

Shareholders’ equity, end of period	$5,161.1	$4,774.3

See notes to interim consolidated financial statements.

11

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

	For the nine months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Share capital
Balance, beginning of period	$1,175.7	$1,141.5

Shares issued under stock option plans	36.0	55.9

Shares purchased	(24.5)	(30.8)

Balance, end of period	1,187.2	1,166.6

Contributed surplus
Balance, beginning of period	32.3	245.1

Stock-based compensation expense related to stock option plans	8.3	8.1

Shares purchased	—	(201.2)

Balance, end of period	40.6	52.0

Accumulated other comprehensive income
Balance, beginning of period	66.4	67.5

Adjustment for change in accounting policy	14.0	—

Adjusted balance, beginning of period	80.4	67.5

Other comprehensive loss (Note 12)	(26.6)	(3.7)

Balance, end of period	53.8	63.8

Retained earnings
Balance, beginning of period	3,582.1	2,930.0

Adjustment for change in accounting policy (Note 2)	4.0	—

Adjusted balance, beginning of period	3,586.1	2,930.0

Net income for the period	603.9	650.7

Shares purchased	(206.6)	—

Dividends	(103.9)	(88.8)

Balance, end of period	3,879.5	3,491.9

Total accumulated other comprehensive income and retained earnings	3,933.3	3,555.7

Shareholders’ equity, end of period	$5,161.1	$4,774.3

See notes to interim consolidated financial statements.

12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
1     Basis of presentation
These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2006 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards for financial instruments, hedges and comprehensive income. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.
CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.
Financial Instruments
From January 1, 2007, certain financial instruments, including those classified as loans and receivables, available for sale, held for trading and financial liabilities, are initially measured at fair value and subsequently measured at fair value or amortized cost. Amortization is calculated using the effective interest rate for the instrument. Financial instruments that will be realized within the normal operating cycle are measured at their carrying amount as this approximates fair value.
Transaction costs related to the issuance of long-term debt are added to the fair value of the related instrument on issue and are amortized to income in conjunction with the amortization of the instrument using the effective interest rate method.
Derivative financial and commodity instruments
Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to price risks relating to foreign currency exchange rates, stock-based compensation, interest rates and fuel prices. When CP utilizes derivative instruments in hedging relationships, CP identifies, designates and documents those hedging transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting.
Commencing from January 1, 2007 all derivative instruments are recorded at their fair value. Any change in the fair value of derivatives not designated as hedges is recognized in the period in which the change occurs in the Statement of Consolidated Income in the line item to which the derivative instrument is related. On the Consolidated Balance Sheet they are classified in “Other assets and deferred charges”, “Deferred liabilities”, “Accounts receivable and other current assets” or “Accounts payable and accrued liabilities” as applicable. Prior to 2007, only derivative instruments that did not qualify as hedges or were not designated as hedges were carried at fair value on the Consolidated Balance Sheet in “Other assets and deferred charges” or “Deferred liabilities”. Gains and losses arising from derivative instruments will affect the following income statement lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other charges”, “Foreign exchange (gains) losses on long-term debt” and “Interest expense”.
For fair value hedges, the periodic change in value is recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive income”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item when realized. Should the hedging of a cash flow hedge relationship become ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive income” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive income” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive income” are reclassified to the same income or balance sheet account that records the hedged item. Prior to January 1, 2007, the periodic change in the fair value of an effective hedging instrument prior to settlement was not recognized in the financial statements.

13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
1     Basis of presentation (continued)
In the Statement of Consolidated Cash Flows, cash flows relating to derivative instruments designated as hedges are included in the same line as the related item.
The transitional date for the assessment of embedded derivatives was January 1, 2001.
2     New accounting policies
Financial instruments, hedging and comprehensive income
On January 1, 2007, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments — Disclosure and Presentation”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income. Adoption of these standards was on a prospective basis without retroactive restatement of prior periods, except for the restatement of equity balances to reflect the reclassification of “Foreign currency translation adjustments” to “Accumulated other comprehensive income”.
The impact of the adoption of these standards on January 1, 2007 was an increase in net assets of $18.0 million, a reduction in “Foreign currency translation adjustments” of $66.4 million, an increase in “Retained earnings” of $4.0 million, and the recognition of “Accumulated other comprehensive income” of $80.4 million.
The fair value of hedging instruments at January 1, 2007 was $31.7 million reflected in “Other assets and deferred charges” and “Accounts receivable and other current assets” and $4.8 million reflected in “Deferred liabilities” and “Accounts payable and accrued liabilities”. The inclusion of transaction costs within “Long-term debt” at amortized cost reduced “Long-term debt” by $33.4 million with an associated reduction in “Other assets and deferred charges” of $26.9 million. Deferred gains and losses on previously settled hedges were reclassified to “Accumulated other comprehensive income” and “Retained earnings” with a resultant decrease in “Other assets and deferred charges” of $4.8 million. The recognition of certain other financial instruments at fair value or amortized cost resulted in reductions in “Long-term debt” of $2.8 million, “Investments” of $1.5 million and “Other assets and deferred charges” of $0.4 million. The adoption of these standards increased the liability for “Future income taxes” by $11.6 million. Accumulated other comprehensive income is comprised of foreign currency gains and losses on the net investment in self-sustaining foreign subsidiaries, foreign currency gains and losses related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries’ effective portions of gains and losses resulting from changes in the fair value of cash flow hedging instruments, and the reclassification of cumulative foreign currency translation adjustments. The adjustment to opening retained earnings reflects the change in measurement basis, from original cost to fair value or amortized cost, of certain financial assets, financial liabilities, transaction costs associated with the Company’s long-term debt and previously deferred gains and losses on derivative instruments that were settled in prior years and which, had they currently existed, did not meet the criteria for hedge accounting under Accounting Standard Section 3865. The amounts recorded on the adoption of these standards differed from the estimated amounts disclosed in Note 3 to the 2006 annual financial statements as a result of the refinement of certain estimates used at the year end.

14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
2     New accounting policies (continued)
Stock-based compensation for employees eligible to retire before the vesting date
As a result of the adoption of EIC 162 “Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date” in December 2006, the comparative financial statements for the three months ended September 30, 2006 have been restated with a reduction in “Compensation and benefits” expense of $2.2 million, an increase in “Net income” of $2.1 million and an increase in basic and diluted earnings per share of $0.02. The comparative financial statements for the nine months ended September 30, 2006 have been restated with a decrease in “Compensation and benefits” expense of $0.6 million, an increase in “Net income” of $0.5 million and an increase in basic earnings per share of $0.01. Diluted earnings per share was increased by $0.02.
3     Future accounting changes
The CICA has issued the following accounting standards which will be effective for the Company from January 1, 2008: Section 3862 “Financial Instruments – Disclosures”, Section 1535 “Capital Disclosures” and Section 3031 “Inventories”.
Section 3862 “Financial Instruments – Disclosures” and Section 1535 “Capital Disclosures” will require the Company to provide additional disclosures relating to its financial instruments, including hedging instruments, and about the Company’s capital. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s financial statements as they primarily relate to disclosure.
Section 3031 “Inventories” will provide guidance on the method of determining the cost of CP’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. CP currently reflects materials and supplies at the lower of cost and replacement value. The standard requires the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. Additional disclosures will also be required. It is not anticipated that the adoption of Section 3031 “ Inventories” will have a material impact to CP’s financial statements. Adoption of the new standard may be made on either a prospective basis or retroactively with restatement of prior comparative periods.
4     Other charges

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2007	2006	2007	2006

Amortization of discount on accruals recorded at present value	$2.0	$2.9	$6.2	$8.1
Other exchange losses	2.3	1.0	4.3	4.5
Loss on sale of accounts receivable	1.5	1.4	4.2	3.7
Losses (gains) on non-hedging derivative instruments	0.5	(0.3)	0.1	(0.4)
Other	1.8	1.9	6.3	5.5

Total other charges	$8.1	$6.9	$21.1	$21.4

15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
5     Interest expense

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2007	2006	2007	2006

Interest expense	$51.5	$50.0	$152.6	$149.1
Interest income	(6.6)	(1.2)	(11.7)	(4.4)

Total interest expense	$44.9	$48.8	$140.9	$144.7

6     Income taxes
Cash taxes paid for the three months ended September 30, 2007 was $0.9 million (three months ended September 30, 2006 – $21.1 million). Cash taxes paid in the nine months ended September 30, 2007 was $8.9 million (nine months ended September 30, 2006 – $26.6 million).
7     Earnings per share
At September 30, 2007, the number of shares outstanding was 153.2 million (September 30, 2006 — 155.9 million).
Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CP shares outstanding during the period.
Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.
The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months			For the nine months
	ended September 30			ended September 30
(in millions)	2007	2006		2007	2006

Weighted average shares outstanding	153.2	156.7		154.3	157.8
Dilutive effect of stock options	1.8	1.6		1.6	1.8

Weighted average diluted shares outstanding	155.0	158.3		155.9	159.6

(in dollars)
Basic earnings per share	$1.43	$1.05	(1)	$3.91	$4.13	(1)
Diluted earnings per share	$1.41	$1.04	(1)	$3.87	$4.09	(1)

(1)	Restated

16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
8     Restructuring and environmental remediation
At September 30, 2007, the provision for restructuring and environmental remediation was $260.3 million (December 31, 2006 – $309.0 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.
Set out below is a reconciliation of CP’s liabilities associated with restructuring and environmental remediation programs:
Three months ended September 30, 2007

	Opening					Closing
	Balance				Foreign	Balance
	July 1	Accrued		Amortization	Exchange	September 30
(in millions)	2007	(reduced)	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$163.6	0.5	(10.7)	1.5	(2.1)	$152.8
Other non-labour liabilities for exit plans	1.1	(0.2)	(0.1)	—	—	0.8

Total restructuring liability	164.7	0.3	(10.8)	1.5	(2.1)	153.6

Environmental remediation program	112.7	0.9	(3.0)	—	(3.9)	106.7

Total restructuring and environmental remediation liability	$277.4	1.2	(13.8)	1.5	(6.0)	$260.3

Three months ended September 30, 2006

	Opening					Closing
	Balance				Foreign	Balance
	July 1	Accrued		Amortization	Exchange	September 30
(in millions)	2006	(reduced)	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$215.8	0.2	(14.2)	2.8	—	$204.6
Other non-labour liabilities for exit plans	1.8	0.2	(0.1)	0.1	—	2.0

Total restructuring liability	217.6	0.4	(14.3)	2.9	—	206.6

Environmental remediation program	128.2	1.0	(4.3)	—	0.1	125.0

Total restructuring and environmental remediation liability	$345.8	1.4	(18.6)	2.9	0.1	$331.6

17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
8	Restructuring and environmental remediation (continued)

Nine months ended September 30, 2007

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1	Accrued		Amortization	Exchange	September 30
(in millions)	2007	(reduced)	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$187.4	(1.6)	(32.8)	4.7	(4.9)	$152.8
Other non-labour liabilities for exit plans	1.4	(0.2)	(0.2)	—	(0.2)	0.8

Total restructuring liability	188.8	(1.8)	(33.0)	4.7	(5.1)	153.6

Environmental remediation program	120.2	2.2	(6.0)	—	(9.7)	106.7

Total restructuring and environmental remediation liability	$309.0	0.4	(39.0)	4.7	(14.8)	$260.3

Nine months ended September 30, 2006

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1	Accrued		Amortization	Exchange	September 30
(in millions)	2006	(reduced)	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$263.6	(9.5)	(55.9)	8.0	(1.6)	$204.6
Other non-labour liabilities for exit plans	5.8	0.7	(4.4)	0.1	(0.2)	2.0

Total restructuring liability	269.4	(8.8)	(60.3)	8.1	(1.8)	206.6

Environmental remediation program	129.4	7.4	(8.9)	—	(2.9)	125.0

Total restructuring and environmental remediation liability	$398.8	(1.4)	(69.2)	8.1	(4.7)	$331.6

Amortization of Discount is charged to income as “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other”. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other”.

18

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
9	Investments

At September 30, 2007, the Company held Canadian third party asset-backed commercial paper (“ABCP”) with an original cost of $143.6 million. At the dates the Company acquired these investments they were rated R1 (High) by Dominion Bond Rating Service (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets, and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term investments after initially classifying them as Cash and cash equivalents.

On August 16, 2007 an announcement was made by a group representing banks, asset providers and major investors that they had agreed in principle to a long-term proposal and interim agreement to convert the ABCPs into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process. On October 16, 2007, it was announced that the committee expected that the restructuring would be completed on or before December 14, 2007. Through to December 14, 2007, by means of Extraordinary Resolutions of the various trusts that had issued ABCP, trading has ceased and investors have committed not to take any action that would precipitate an event of default.

The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The ABCP in which the Company has invested continues to be rated R1 (High, Under Review with Developing Implications) by DBRS.

The valuation technique used by the Company to estimate the fair value of its investments in ABCP incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. During the three and nine months ended September 30, 2007, this valuation resulted in a reduction of $21.5 million to the estimated fair value of the ABCP. The assumptions used in determining the estimated fair value reflect the public statements made by the pan-Canadian restructuring committee that it expects the ABCP will be converted into long-term floating rate notes with maturities matching the maturities of the underlying assets and bearing market interest rates commensurate with the nature of the underlying assets and their associated cash flows and the credit rating and risk associated with the long-term floating rate notes. Assumptions have been made as to the long-term interest rates to be received from the long-term floating rate notes compared to the short term interest rate currently being accrued by the Company on the ABCP. Assumptions have also been made as to the amount of restructuring costs that the Company will bear.

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the value of the Company’s investment in ABCP which would impact the Company’s earnings.
10	Long-term debt

During the nine months ended September 30, 2007, the Company issued US$450 million of 5.95% 30 -year notes. The notes are unsecured, but carry a negative pledge.

19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
11	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2007	2006	2007	2006

Share capital, beginning of period	153.1	157.2	155.5	158.2
Shares issued under stock option plans	0.1	0.1	0.9	1.8
Shares purchased	—	(1.4)	(3.2)	(4.1)

Share capital, end of period	153.2	155.9	153.2	155.9

In June 2006, the Company completed the acquisition of Common Shares under the previous normal course issuer bid and filed a new normal course issuer bid to purchase, for cancellation, up to 3.9 million of its outstanding Common Shares. Under this filing, share purchases could have been made during the 12-month period beginning June 6, 2006, and ending June 5, 2007. Of the 3.9 million shares authorized for purchase under this filing, 3.4 million were purchased in 2006 at an average price per share of $56.66 and 0.2 million shares were purchased during the three months ended March 31, 2007 at an average price per share of $64.11.

In March 2007, the Company completed the filing for a new normal course issuer bid (“2007 NCIB”) to cover the period of March 28, 2007 to March 27, 2008 to purchase, for cancellation, up to 5.0 million of its outstanding Common Shares. Effective April 30, 2007, the 2007 NCIB was amended to purchase, for cancellation, up to 15.3 million of its outstanding Common Shares. Of the 15.3 million shares authorized under the 2007 NCIB, 2.7 million shares were purchased at an average price per share of $73.64.

In addition, pursuant to a notice of intention to make an exempt issuer bid filed on March 23, 2007, the Company purchased, for cancellation, 0.3 million shares through a private agreement with an arm’s length third party on March 29, 2007 at an average price of $63.12.

For the three months ended September 30, 2007, there were no shares purchased (2006 — 1.4 million shares were purchased at an average price per share of $53.85) and for the nine months ended September 30, 2007, 3.2 million shares were purchased at an average price per share of $71.99 (2006 — 4.1 million shares were purchased at an average price per share of $55.93). For the three months ended September 30, 2007, certain share purchases were settled for $3.0 million.

The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus and retained earnings. When shares are purchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase.

20

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
12	Other comprehensive income and accumulated other comprehensive income

Components of other comprehensive income and the related tax effects are as follows:

	For the three months ended September 30
	2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$29.8	$(4.6)	$25.2

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(30.5)	—	(30.5)

Realized gain on cash flow hedges settled in the period	(3.1)	1.1	(2.0)

Decrease in unrealized holding gains on cash flow hedges	(2.7)	1.0	(1.7)

Realized loss on cash flow hedges settled in prior periods	(0.1)	—	(0.1)

Other comprehensive loss	$(6.6)	$(2.5)	$(9.1)

	For the three months ended September 30
	2006
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange loss on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$(0.8)	$0.1	$(0.7)

Unrealized foreign exchange gain on translation of the net investment in U.S. subsidiaries	0.1	—	0.1

Other comprehensive loss	$(0.7)	$0.1	$(0.6)

21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
12	Other comprehensive income and accumulated other comprehensive income (continued)

	For the nine months ended September 30
	2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$67.5	$(10.4)	$57.1

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(71.4)	—	(71.4)

Realized gain on cash flow hedges settled in the period	(11.2)	3.9	(7.3)

Decrease in unrealized holding gains on cash flow hedges	(9.2)	3.2	(6.0)

Realized loss on cash flow hedges settled in prior periods	1.5	(0.5)	1.0

Other comprehensive loss	$(22.8)	$(3.8)	$(26.6)

	For the nine months ended September 30
	2006
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$19.8	$(3.1)	$16.7

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(20.4)	—	(20.4)

Other comprehensive loss	$(0.6)	$(3.1)	$(3.7)

22

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
12	Other comprehensive income and accumulated other comprehensive income (continued)

Changes in the balances of each classification within Accumulated other comprehensive income are as follows:

Three months ended September 30, 2007

	Opening		Closing
	Balance,		Balance,
	July 1,	Period	Sept. 30,
(in millions)	2007	change	2007

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$267.2	$25.2	$292.4

Foreign exchange on net investment in U.S. subsidiaries	(209.4)	(30.5)	(239.9)

Increase (decrease) in unrealized effective gains of cash flow hedges	9.3	(3.7)	5.6

Unrealized loss on settled hedge instruments	(4.2)	(0.1)	(4.3)

Accumulated other comprehensive income	$62.9	$(9.1)	$53.8

Three months ended September 30, 2006

	Opening		Closing
	Balance,		Balance,
	July 1,	Period	Sept. 30,
(in millions)	2006	change	2006

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$255.5	$(0.7)	$254.8

Foreign exchange on net investment in U.S. subsidiaries	(191.1)	0.1	(191.0)

Accumulated other comprehensive income	$64.4	$(0.6)	$63.8

23

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
12	Other comprehensive income and accumulated other comprehensive income (continued)

Nine months ended September 30, 2007

		Adjustment
	Opening	for change	Adjusted		Closing
	Balance,	in	Opening		Balance,
	Jan. 1,	accounting	Balance,	Period	Sept. 30,
(in millions)	2007	policy	Jan. 1, 2007	change	2007

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$234.9	$0.4	$235.3	$57.1	$292.4

Foreign exchange on net investment in U.S. subsidiaries	(168.5)	—	(168.5)	(71.4)	(239.9)

Increase (decrease) in unrealized effective gains of cash flow hedges	—	18.9	18.9	(13.3)	5.6

Unrealized loss on settled hedge instruments	—	(5.3)	(5.3)	1.0	(4.3)

Accumulated other comprehensive income	$66.4	$14.0	$80.4	$(26.6)	$53.8

Nine months ended September 30, 2006

	Opening		Closing
	Balance,		Balance,
	Jan. 1,	Period	Sept. 30,
(in millions)	2006	change	2006

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$238.1	$16.7	$254.8

Foreign exchange on net investment in U.S. subsidiaries	(170.6)	(20.4)	(191.0)

Accumulated other comprehensive income	$67.5	$(3.7)	$63.8

During the next twelve months, the Company expects $9.7 million of unrealized holding gains on derivative instruments to be realized and recognized in the Statement of Consolidated Income. Derivative instruments designated as cash flow hedges will mature during the period ending December 2009.

24

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
13	Fair value of financial instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Consolidated Balance Sheet as follows:

Loans and receivables

Accounts receivable and other current assets — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Investments — Long-term receivable balances are carried at amortized cost based on an initial fair value determined using discounted cash flow analysis using observable market based inputs.

Financial liabilities

Accounts payable and accrued liabilities and short-term borrowings — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Long-term debt — The carrying amount of long-term debt is at amortized cost based on an initial fair value determined using the quoted market prices for the same or similar debt instruments.

Available for sale

Investments — The Company’s equity investments recorded on a cost basis have a carrying value that equals cost as fair value cannot be reliably established. These investments are not traded on a liquid market.

Held for trading

Other assets and deferred charges and Deferred liabilities — Derivative instruments that are designated as hedging instruments are measured at fair value determined using the quoted market prices for the same or similar instruments. Derivative instruments that are not designated in hedging relationships are classified as held for trading and measured at fair value determined by using quoted market prices for the same or similar instruments and changes in the fair values of such derivative instruments are recognized in net income as they arise.

Cash and cash equivalents — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Investments — ABCP is carried at fair value, which has been determined using valuation techniques that incorporate probability weighted discounted future cash flows reflecting market conditions and other factors that a market participant would consider.

Carrying value and fair value of financial instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of approximately $2,916.3 million and a fair value of approximately $3,056.2 million at September 30, 2007.
14	Additions to investments and other assets

Additions to investment and other assets includes the acquisition of $2.6 million in freight car assets for the three month period ended September 30, 2007 and $14.5 million for the nine month period ended September 30, 2007. These assets were purchased in anticipation of a sale and lease back arrangement with a financial institution. For the three months ended September 30, 2006, $46.0 million in assets were acquired and $109.4 million were sold; and for the nine months ended September 30, 2006, $132.5 million in assets were acquired and $109.4 million sold. No gains or losses were incurred in these sale and leaseback arrangements.

25

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
15	Stock-based compensation

In 2007, under CP’s stock option plans, the Company issued 1,304,200 options to purchase Common Shares at the weighted average price of $62.60 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 434,250 stock appreciation rights were issued at the weighted average exercise price of $62.60.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date. Other options only vest if certain performance targets are achieved and expire approximately five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of September 30 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2007		2006
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,815,494	$38.50	7,971,917	$32.07
New options granted	1,304,200	62.60	1,446,300	57.72
Exercised	(934,381)	31.99	(1,842,317)	28.37
Forfeited/cancelled	(165,855)	36.16	(280,795)	39.82

Outstanding, September 30	7,019,458	$43.90	7,295,105	$37.79

Options exercisable at September 30	4,068,654	$34.08	3,419,305	$29.59

26

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
15	Stock-based compensation (continued)

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CP used the fair value method for options granted between January 1, 2002, and December 31, 2002, CP’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the nine months
		ended September 30		ended September 30
		2007	2006	2007	2006
			Restated		Restated

Net income (in millions)	As reported	$218.6	$163.8	$603.9	$650.7
	Pro forma	$218.6	$163.8	$603.9	$650.5

Pro forma basic and diluted earnings per share are unchanged from the amounts disclosed in the Statement of Consolidated Income.

Under the fair value method, the fair value of options at the grant date was $11.3 million for options issued in the first nine months of 2007 (first nine months of 2006 – $12.3 million). The weighted average fair value assumptions were approximately:

	For the nine months
	ended September 30
	2007	2006

Expected option life (years)	4.00	4.50
Risk-free interest rate	3.90%	4.07%
Expected stock price volatility	22%	21%
Expected annual dividends per share	$0.90	$0.75
Weighted average fair value of options granted during the year	$12.97	$12.98

16	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans and post-retirement benefits for the three months ended September 30, 2007, was $15.9 million (three months ended September 30, 2006 – $29.2 million) and for the nine months ended September 30, 2007, was $68.6 million (nine months ended September 30, 2006 – $88.7 million).

27

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
17	Significant customers

During the first nine months of 2007, one customer comprised 11.6% of total revenue (first nine months of 2006 – 11.7%). At September 30, 2007, that same customer represented 6.0% of total accounts receivable (September 30, 2006 – 5.3%).

18	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2007, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments

At September 30, 2007, the Company had multi-year capital commitments of $455.4 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2007 through 2016.

Operating lease commitments

At September 30, 2007, minimum payments under operating leases were estimated at $588.9 million in aggregate, with annual payments in each of the next five years of: remainder of 2007 – $32.8 million; 2008 – $109.5 million; 2009 – $78.7 million; 2010 – $62.8 million; 2011 – $55.5 million.

Guarantees

The Company had residual value guarantees on operating lease commitments of $385.4 million at September 30, 2007. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2007, these accruals amounted to $7.0 million.

28

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
19	Subsequent Event

Effective October 4, 2007, the Company acquired all of the issued and outstanding shares of Dakota, Minnesota & Eastern Railroad Corporation and its subsidiaries (DM&E), a Class II railroad with approximately 2,500 miles of track in the U.S. Midwest, for a purchase price of approximately US$1.5 billion, including acquisition costs.

Future contingent payments of up to US$1.05 billion, may become payable up to December 31, 2025 upon the achievement of certain milestones towards the completion of a track expansion into the Powder River Basin and the achievement of certain traffic volume targets. Any contingent payments that may be made would be recorded as additional goodwill. The acquisition has been financed with cash on hand and debt. On October 4, 2007, the Company drew down US$1.27 billion from an eighteen-month US$1.80 billion credit agreement entered into in October 2007 specifically to fund the acquisition of DM&E. The credit facility bears interest at a variable rate based on London Interbank Offered Rate (“LIBOR”).

The purchase is subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E have been placed in a voting trust and are administered by an independent trustee. The Company anticipates that the STB will complete its review and provide a final ruling during 2008. During the review period, the investment in the DM&E will be accounted for on an equity basis.

If the proposed transaction is approved by the STB, the acquisition will be accounted for using the purchase method of accounting. Under this method, the Company will prepare its consolidated financial statements reflecting a line-by-line consolidation of DM&E and the allocation of the purchase price to acquire DM&E to the fair values of their assets and liabilities.

The Company is in the process of obtaining third-party valuations of certain assets. Accordingly, the allocation of the purchase price has not been determined.

29

Summary of Rail Data

Third Quarter					Year-to-date
2007	2006(1)	Variance	%		2007	2006(1)	Variance	%
				Financial (millions, except per share data)
				Revenues
$1,147.6	$1,122.2	$25.4	2.3	Freight revenue	$3,412.6	$3,275.8	$136.8	4.2
40.3	29.1	11.2	38.5	Other revenue	106.7	117.0	(10.3)	(8.8)

1,187.9	1,151.3	36.6	3.2		3,519.3	3,392.8	126.5	3.7

				Operating Expenses
313.5	332.4	(18.9)	(5.7)	Compensation and benefits	975.8	1,005.4	(29.6)	(2.9)
185.6	161.3	24.3	15.1	Fuel	550.5	479.3	71.2	14.9
49.6	47.1	2.5	5.3	Materials	167.6	159.2	8.4	5.3
49.6	44.4	5.2	11.7	Equipment rents	162.4	133.4	29.0	21.7
118.0	115.6	2.4	2.1	Depreciation and amortization	355.7	348.2	7.5	2.2
149.9	151.4	(1.5)	(1.0)	Purchased services and other	448.6	458.8	(10.2)	(2.2)

866.2	852.2	14.0	1.6		2,660.6	2,584.3	76.3	3.0

321.7	299.1	22.6	7.6	Operating income	858.7	808.5	50.2	6.2
8.1	6.9	1.2	17.4	Other charges	21.1	21.4	(0.3)	(1.4)
44.9	48.8	(3.9)	(8.0)	Interest expense	140.9	144.7	(3.8)	(2.6)
78.4	73.7	4.7	6.4	Income tax expense before foreign exchange (gains) losses on long-term debt and other specified items (2)	209.0	195.9	13.1	6.7

190.3	169.7	20.6	12.1	Income before foreign exchange (gains) losses on long-term debt and other specified items (2)	487.7	446.5	41.2	9.2

				Foreign exchange (gains) losses on long-term debt (FX on LTD)
(64.3)	1.5	(65.8)	—	FX on LTD	(161.5)	(44.8)	(116.7)	—
21.0	4.4	16.6	—	Income tax on FX on LTD (3)	47.4	16.6	30.8	—

(43.3)	5.9	(49.2)	—	FX on LTD (net of tax)	(114.1)	(28.2)	(85.9)	—

				Other specified items
21.5	—	21.5	—	Change in estimated fair value of Canadian third party asset-backed commercial paper (ABCP)	21.5	—	21.5	—
(6.5)	—	(6.5)	—	Income tax on change in estimated fair value of ABCP	(6.5)	—	(6.5)	—

15.0	—	15.0	—	Change in estimated fair value of ABCP (net of tax)	15.0	—	15.0	—
—	—	—	—	Income tax benefits due to Federal / Provincial income tax rate reductions	(17.1)	(176.0)	158.9	—

$218.6	$163.8	$54.8	33.5	Net income	$603.9	$650.7	$(46.8)	(7.2)

				Earnings per share (EPS)
$1.43	$1.05	$0.38	36.2	Basic earnings per share	$3.91	$4.13	$(0.22)	(5.3)
$1.41	$1.04	$0.37	35.6	Diluted earnings per share	$3.87	$4.09	$(0.22)	(5.4)

				EPS before FX on LTD and other specified items (2)
$1.24	$1.08	$0.16	14.8	Basic earnings per share	$3.16	$2.83	$0.33	11.7
$1.23	$1.07	$0.16	15.0	Diluted earnings per share	$3.13	$2.79	$0.34	12.2

153.2	156.7	(3.5)	(2.2)	Weighted average number of shares outstanding (millions)	154.3	157.8	(3.5)	(2.2)

155.0	158.3	(3.3)	(2.1)	Weighted average number of diluted shares outstanding (millions)	155.9	159.6	(3.7)	(2.3)
72.9	74.0	(1.1)	—	Operating ratio (2)(4)(%)	75.6	76.2	(0.6)	—
10.4	10.2	0.2	—	ROCE before FX on LTD and other specified items (after tax) (2)(4) (%)	10.4	10.2	0.2	—
33.4	37.5	(4.1)	—	Net debt to net debt plus equity (%)	33.4	37.5	(4.1)	—

$313.6	$292.2	$21.4	7.3	EBIT before FX on LTD and other specified items (2)(4) (millions)	$837.6	$787.1	$50.5	6.4
$431.6	$407.8	$23.8	5.8	EBITDA before FX on LTD and other specified items (2)(4) (millions)	$1,193.3	$1,135.3	$58.0	5.1

(1)	Certain comparative period figures have been restated for retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures attached to commentary.

(3)	Income tax on FX on LTD is discussed in the current MD&A in the “Other Income Statement Items” section — “Income Taxes”.

(4)	EBIT:	Earnings before interest and taxes.

	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.

	ROCE after tax):	Return on capital employed (after tax) = earnings before after-tax interest expense (last 12 months) divided by average net debt plus equity.

	Operating ratio:	Operating expenses divided by revenues.

30

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date
2007	2006	Variance	%		2007	2006	Variance	%
				Commodity Data

				Freight Revenues (millions)
$237.8	$225.3	$12.5	5.5	- Grain	$681.4	$643.0	$38.4	6.0
148.7	139.0	9.7	7.0	- Coal	442.4	442.7	(0.3)	(0.1)
113.9	118.7	(4.8)	(4.0)	- Sulphur and fertilizers	380.8	317.3	63.5	20.0
68.0	86.0	(18.0)	(20.9)	- Forest products	214.3	245.2	(30.9)	(12.6)
159.3	156.7	2.6	1.7	- Industrial and consumer products	470.0	455.3	14.7	3.2
71.4	69.3	2.1	3.0	- Automotive	242.0	239.5	2.5	1.0
348.5	327.2	21.3	6.5	- Intermodal	981.7	932.8	48.9	5.2

$1,147.6	$1,122.2	$25.4	2.3	Total Freight Revenues	$3,412.6	$3,275.8	$136.8	4.2

				Millions of Revenue Ton-Miles (RTM)
7,614	7,142	472	6.6	- Grain	22,407	21,664	743	3.4
5,400	4,875	525	10.8	- Coal	15,817	14,664	1,153	7.9
4,967	5,023	(56)	(1.1)	- Sulphur and fertilizers	16,057	12,336	3,721	30.2
1,867	2,213	(346)	(15.6)	- Forest products	5,886	6,911	(1,025)	(14.8)
4,228	4,311	(83)	(1.9)	- Industrial and consumer products	12,538	12,814	(276)	(2.2)
566	529	37	7.0	- Automotive	1,850	1,878	(28)	(1.5)
7,907	6,770	1,137	16.8	- Intermodal	22,257	20,552	1,705	8.3

32,549	30,863	1,686	5.5	Total RTMs	96,812	90,819	5,993	6.6

				Freight Revenue per RTM (cents)
3.12	3.15	(0.03)	(1.0)	- Grain	3.04	2.97	0.07	2.4
2.75	2.85	(0.10)	(3.5)	- Coal	2.80	3.02	(0.22)	(7.3)
2.29	2.36	(0.07)	(3.0)	- Sulphur and fertilizers	2.37	2.57	(0.20)	(7.8)
3.64	3.89	(0.25)	(6.4)	- Forest products	3.64	3.55	0.09	2.5
3.77	3.63	0.14	3.9	- Industrial and consumer products	3.75	3.55	0.20	5.6
12.61	13.10	(0.49)	(3.7)	- Automotive	13.08	12.75	0.33	2.6
4.41	4.83	(0.42)	(8.7)	- Intermodal	4.41	4.54	(0.13)	(2.9)
3.53	3.64	(0.11)	(3.0)	Freight Revenue per RTM	3.53	3.61	(0.08)	(2.2)

				Carloads (thousands)
100.9	96.2	4.7	4.9	- Grain	281.4	277.8	3.6	1.3
70.7	65.9	4.8	7.3	- Coal	204.2	213.1	(8.9)	(4.2)
47.6	49.0	(1.4)	(2.9)	- Sulphur and fertilizers	159.1	129.6	29.5	22.8
28.1	32.9	(4.8)	(14.6)	- Forest products	88.1	104.3	(16.2)	(15.5)
78.0	78.3	(0.3)	(0.4)	- Industrial and consumer products	232.9	238.9	(6.0)	(2.5)
38.6	36.4	2.2	6.0	- Automotive	126.7	125.5	1.2	1.0
323.5	288.8	34.7	12.0	- Intermodal	923.0	866.1	56.9	6.6

687.4	647.5	39.9	6.2	Total Carloads	2,015.4	1,955.3	60.1	3.1

				Freight Revenue per Carload
$2,357	$2,342	$15	0.6	- Grain	$2,421	$2,315	$106	4.6
2,103	2,109	(6)	(0.3)	- Coal	2,167	2,077	90	4.3
2,393	2,422	(29)	(1.2)	- Sulphur and fertilizers	2,393	2,448	(55)	(2.2)
2,420	2,614	(194)	(7.4)	- Forest products	2,432	2,351	81	3.4
2,042	2,001	41	2.0	- Industrial and consumer products	2,018	1,906	112	5.9
1,850	1,904	(54)	(2.8)	- Automotive	1,910	1,908	2	0.1
1,077	1,133	(56)	(4.9)	- Intermodal	1,064	1,077	(13)	(1.2)
$1,669	$1,733	$(64)	(3.7)	Freight Revenue per Carload	$1,693	$1,675	$18	1.1

31

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2007	2006(1)	Variance	%		2007	2006(1)	Variance	%
				Operations and Productivity

62,177	59,102	3,075	5.2	Freight gross ton-miles (GTM) (millions)	184,218	174,215	10,003	5.7
32,549	30,863	1,686	5.5	Revenue ton-miles (RTM) (millions)	96,812	90,819	5,993	6.6
16,136	16,420	(284)	(1.7)	Average number of active employees	15,633	15,988	(355)	(2.2)
16,037	16,315	(278)	(1.7)	Number of employees at end of period	16,037	16,315	(278)	(1.7)

2.0	1.9	0.1	5.3	FRA personal injuries per 200,000 employee-hours	1.9	1.9	—	—
2.0	1.0	1.0	100.0	FRA train accidents per million train-miles	2.0	1.4	0.6	42.9

2.66	2.76	(0.10)	(3.6)	Total operating expenses per RTM (cents)	2.75	2.85	(0.10)	(3.5)
1.39	1.44	(0.05)	(3.5)	Total operating expenses per GTM (cents)	1.44	1.48	(0.04)	(2.7)
0.50	0.56	(0.06)	(10.7)	Compensation and benefits expense per GTM (cents)	0.53	0.58	(0.05)	(8.6)
3,853	3,599	254	7.1	GTMs per average active employee (000)	11,784	10,897	887	8.1

13,260	13,529	(269)	(2.0)	Miles of road operated at end of period (2)	13,260	13,529	(269)	(2.0)

23.8	25.1	(1.3)	(5.2)	Average train speed – AAR definition (mph)	23.5	25.1	(1.6)	(6.4)
20.1	19.9	0.2	1.0	Terminal dwell time – AAR definition (hours)	21.9	20.4	1.5	7.4
147.4	141.7	5.7	4.0	Car miles per car day	143.1	135.8	7.3	5.4
81.3	79.8	1.5	1.9	Average daily total cars on-line – AAR definition (000)	81.4	81.0	0.4	0.5

1.17	1.17	—	—	U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.20	1.20	—	—
71.9	68.9	3.0	4.4	U.S. gallons of locomotive fuel consumed – total (millions) (3)	221.0	209.1	11.9	5.7

0.941	0.895	0.046	5.1	Average foreign exchange rate (US$/Canadian$)	0.897	0.884	0.013	1.5
1.063	1.118	(0.055)	(4.9)	Average foreign exchange rate (Canadian$/US$)	1.115	1.131	(0.016)	(1.4)

(1)	Certain comparative period figures have been restated for retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date or have been updated to reflect new information.

(2)	Excludes track on which CP has haulage rights.

(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

32

This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the three and nine months ended September 30, 2007. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except as described in the “Non-GAAP Earnings” section of this MD&A.
October 28, 2007

In this MD&A, “our”, “us”, “we”, ”CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in the Glossary of Terms.
BUSINESS PROFILE
Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States and provides logistics and supply chain expertise. Through our subsidiaries, we provide rail and intermodal transportation services over a network of approximately 13,300 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. Through our subsidiaries, we transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
STRATEGY
Our vision is to become the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for customers, shareholders and employees by profitably growing within the reach of our rail franchise and through strategic additions. We seek to accomplish this objective through the following three-part strategy:
•
generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

•
improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan (“IOP”) and driving more value from existing assets and resources by improving “fluidity”; and

•
continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.

ADDITIONAL INFORMATION
Additional information, including our Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

Highlights summary

(in millions, except percentages and per-share data)	For the three months ended Sept. 30		For the nine months ended Sept. 30
(unaudited)	2007	2006(1)	2007	2006(1)

Revenues	$1,187.9	$1,151.3	$3,519.3	$3,392.8

Operating income	321.7	299.1	858.7	808.5

Income, before FX on LTD and other specified items(2)	190.3	169.7	487.7	446.5

Net income	$218.6	$163.8	$603.9	$650.7

Operating ratio	72.9%	74.0%	75.6%	76.2%

Basic earnings per share	$1.43	$1.05	$3.91	$4.13

Diluted earnings per share, before FX on LTD and other specified items(2)	$1.23	$1.07	$3.13	$2.79

Diluted earnings per share	$1.41	$1.04	$3.87	$4.09

Dividends declared per share	$0.2250	$0.1875	$0.6750	$0.5625

Free cash(2)	$96.5	$89.7	$259.1	$120.8

Return on capital employed(2)	10.4%	10.2%	10.4%	10.2%

Total assets as at September 30	$11,801.5	$11,109.8	$11,801.5	$11,109.8

Total long-term financial liabilities as at September 30	$5,512.1	$5,136.2	$5,512.1	$5,136.2

(1)
Certain comparative period figures have been restated to reflect the retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date of stock-based awards.

(2)
These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the section “Non-GAAP Earnings”. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in the section “Non-GAAP Earnings”. A reconciliation of free cash to GAAP cash position is provided in the section “Liquidity and Capital Resources” under the sub-heading “Free Cash”. This information is in Canadian dollars.

OPERATING RESULTS
Income
Operating income for the three months ended September 30, 2007 was $321.7 million, up $22.6 million, or 7.6%, from $299.1 million for the same period in 2006. Operating income for the nine months ended September 30, 2007 was $858.7 million, an increase of $50.2 million, or 6.2%, from $808.5 million for the same period in 2006.
The increase in operating income reflected strength in most of our lines of business as we moved record volumes in the third quarter. This was achieved despite major flooding events in the U.S. Midwest, a line outage in northern Ontario and the impact of having to compress some required track maintenance programs into a shorter work season due to the 26-day strike by CP’s maintenance of way employees in Canada during the second quarter of 2007 (“CP strike”). In addition , the first nine months of 2007 were adversely impacted by harsh weather-related operating conditions in our western network in the first half of 2007 and a slowing of transit times for CP traffic originating from, or terminated at, Canadian National Railway (“CN”) served facilities as a result of the CN strike in second-quarter 2007.
The increases in operating income for the third quarter and the first nine months of 2007 reflected:
•	continued strong global demand for bulk products;

•	import and export growth in intermodal shipments at the ports of Vancouver and Montreal;

•	a return to normal export potash shipments following the resolution in the second half of 2006 of the protracted global potash price negotiations;

•	higher revenues resulting from increased freight rates; and

•	lower compensation and benefits expenses.
The increases in operating income for the third quarter and the first nine months of 2007 were partially offset by:
•	higher fuel prices driven by higher refining charges and reduced benefits from our hedge program, which more than offset the impact of lower crude oil prices;

•	a decrease in coal freight rates;

•	increased expenses due to higher volumes in the second and third quarters of 2007;

•	the impact of the CP strike on our track maintenance program;

•	continued weakness in demand for forest products; and

•	the negative impact of the change in Foreign Exchange.
Net income for the three months ended September 30, 2007, was $218.6 million, up $54.8 million, or 33.5%, from $163.8 million for the same period in 2006. Net income for the first nine months of 2007 was $603.9 million, a decrease of $46.8 million, or 7.2%, from $650.7 million for the same period in 2006. Net income in the third quarter of 2007, compared with the same period in 2006, increased primarily due to a higher operating income and an increase in foreign exchange gains on long-term debt as a result of a strengthening of the Canadian dollar, partially offset by the after-tax change in the estimated fair value of our investment in Canadian third party asset-backed commercial paper (“ABCP” discussed further in the section “Other Income Statement Items” under the sub-heading “Change in Fair Value of Third Party Asset-backed Commercial Paper”). Net income in the first nine months of 2007, compared with the same period in 2006, decreased primarily due to a future income tax benefit of $176.0 million recorded in the second quarter of 2006 as a result of reduced Canadian Federal and Provincial income tax rates (discussed further in the section “Non-GAAP Earnings” under the sub-heading “Other Specified Items”) and the after-tax change in estimated fair value of our investment in ABCP. The decrease was partially offset by a higher operating income and an increase in foreign exchange gains on long-term debt in the first nine months of 2007, compared with the same period in 2006.
Fuel prices remained volatile. During 2007, we continued to take steps to mitigate the impact of high prices with fuel recovery programs and hedging (discussed further in the section “Financial Instruments” under the sub-heading “Crude Oil Swaps”).
Diluted Earnings per Share
Diluted EPS, which is defined in the Glossary of Terms at the end of this MD&A, was $1.41 in the third quarter of 2007, an increase of $0.37 from $1.04 in the same period of 2006. Diluted EPS, was $3.87 in the first nine months of 2007, a decrease of $0.22, compared with $4.09 for the same period of 2006. The increase in the third quarter of 2007 reflected an increase in net income, whereas the decrease in the first nine months of 2007 reflected a decrease in net income, which was partially offset by the positive impact of the reduction in the number of shares outstanding due to our share repurchase plan (discussed further in the section “Balance Sheet” under the sub-heading “Share Capital”).
Diluted EPS excluding foreign exchange gains and losses on long-term debt (“FX on LTD”) and other specified items of $1.23 for the third quarter of 2007 was $0.16 higher compared to a Diluted EPS excluding FX on LTD and other specified items of $1.07 in the third quarter of 2006. Diluted EPS excluding FX on LTD and other specified items was $3.13 for the first nine months of 2007, an increase of $0.34 from the same period of the previous year. These increases were mainly due to a higher income before FX on LTD and other specified items in the third quarter and the first nine months of 2007, as well as the positive impact of the share repurchase program. Diluted EPS excluding FX on LTD and other specified items is discussed further in the section “Non-GAAP Earnings”.
Operating Ratio
Our operating ratio was 72.9% in the third quarter of 2007, an improvement of 110 basis points from 74.0% for the same period of 2006. This ratio was 75.6% in the first nine months of 2007, an improvement of 60 basis points from 76.2% for the same period of 2006. The operating ratio provides the percentage of revenues used to operate the railway. A lower percentage normally indicates higher efficiency in the operation of the railway.
Return on Capital Employed
Return on capital employed (“ROCE”) at September 30, 2007 was 10.4%, up 0.2% from 10.2% at September 30, 2006. The improvement reflected higher profitability of investments in the railway over the four quarters ended September 30, 2007, compared to the four quarters ended September 30, 2006, primarily driven by higher revenues and improved operating ratio. ROCE is discussed further in the section “Non-GAAP Earnings”.

Impact of Foreign Exchange on Earnings

	For the three	For the nine
Favourable (unfavourable) impact on earnings due to the change in Foreign Exchange	months ended	months ended
(in millions, except foreign exchange rate)	Sept. 30	Sept. 30
(unaudited)	2007 vs. 2006

Average quarterly foreign exchange rates	$1.06 vs. $1.12	$1.12 vs. $1.13

Freight revenues
Grain	$(6)	$(6)
Coal	(1)	(1)
Sulphur and fertilizers	(3)	(2)
Forest products	(3)	(3)
Industrial and consumer products	(6)	(6)
Automotive	(2)	(2)
Intermodal	(4)	(4)
Other revenues	(1)	(1)

Total effect	$(26)	$(25)

Operating expenses
Compensation and benefits	4	3
Fuel	6	6
Materials	—	—
Equipment rents	2	2
Depreciation and amortization	1	1
Purchased services and other	2	2

Total effect	15	14

Effect on operating income	$(11)	$(11)

Other expenses
Other charges	—	—
Interest expense	2	1
Income tax expense, before FX on LTD and other specified items(1)	2	2

Effect on income, before FX on LTD and other specified items(1)	$(7)	$(8)

(1)
These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the section “Non-GAAP Earnings”.

The Canadian dollar strengthened against the U.S. dollar by approximately 5% in the third quarter of 2007 and remained relatively unchanged in the first nine months of 2007, compared with the same periods in 2006. The average foreign exchange rate for converting U.S. dollars to Canadian dollars decreased to $1.06 in third-quarter 2007 and $1.12 in the first nine months of 2007, compared with $1.12 and $1.13 in the same periods of 2006, respectively. The adjoining table shows the approximate impact of the change in Foreign Exchange on our revenues and expenses, and income before FX on LTD and other specified items in 2007 and 2006. This analysis does not include the impact of the change in Foreign Exchange on balance sheet accounts or of foreign exchange hedging activity.
On average, a $0.01 weakening (or strengthening) of the Canadian dollar increases (or reduces) annual operating income by approximately $3 million to $6 million. However, a large movement in Foreign Exchange can lead to a change in operating income that falls outside of the aforementioned range. Foreign Exchange fluctuations decreased operating income by approximately $11 million in the third quarter of 2007 and approximately $11 million in the first nine months of 2007, compared with the same periods of 2006, as illustrated in the adjoining table. From time to time, we use foreign exchange forward contracts to partially hedge the impact on our business of Foreign Exchange transaction gains and losses and other economic factors. In addition, we have designated a portion of our U.S. dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries. Our hedging instruments are discussed further in the section “Financial Instruments”.

NON-GAAP EARNINGS

Summarized statement of consolidated income (reconciliation of non-GAAP earnings to GAAP earnings)
(in millions, except diluted EPS and operating ratio)	For the three months ended Sept. 30		For the nine months ended Sept. 30
(unaudited)	2007	2006(1)	2007	2006(1)

Revenues	$1,187.9	$1,151.3	$3,519.3	$3,392.8
Operating expenses, before other specified items	866.2	852.2	2,660.6	2,584.3

Operating income, before other specified items	321.7	299.1	858.7	808.5

Other charges	8.1	6.9	21.1	21.4
Interest expense	44.9	48.8	140.9	144.7
Income tax expense, before income tax on FX on LTD and other specified items(2)	78.4	73.7	209.0	195.9

Income, before FX on LTD and other specified items(2)	190.3	169.7	487.7	446.5

Foreign exchange (gains) losses on long-term debt
FX on LTD — (gains) losses	(64.3)	1.5	(161.5)	(44.8)
Income tax on FX on LTD	21.0	4.4	47.4	16.6

FX on LTD, net of tax — (gains) losses	(43.3)	5.9	(114.1)	(28.2)
Other specified items
Change in estimated fair value of ABCP	21.5	—	21.5	—
Income tax on change in estimated fair value of ABCP	(6.5)	—	(6.5)	—

Change in estimated fair value of ABCP, net of tax	15.0	—	15.0	—
Income tax benefits due to tax rate reductions	—	—	(17.1)	(176.0)

Net income	$218.6	$163.8	$603.9	$650.7

Diluted EPS, before FX on LTD and other specified items(2)	$1.23	$1.07	$3.13	$2.79
Diluted EPS, related to FX on LTD, net of tax(2)	0.28	(0.03)	0.73	0.18
Diluted EPS, related to other specified items, net of tax(2)	(0.10)	—	0.01	1.12

Diluted EPS, as determined by GAAP	$1.41	$1.04	$3.87	$4.09

(1)
Certain comparative period figures have been restated to reflect the retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date of stock-based awards.

(2)
These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in this section of the MD&A.

We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items that are not among our normal ongoing revenues and operating expenses. The adjoining table details a reconciliation of income, before FX on LTD and other specified items, to net income, as presented in the financial statements. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding the reclassification of ABCP, and dividends. Free cash is discussed further and is reconciled to the increase in cash as presented in the financial statements in the “Liquidity and Capital Resources” section. Earnings that exclude FX on LTD and other specified items, ROCE and free cash as described in this MD&A have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. ROCE reported quarterly represents the return over the current quarter and the previous three quarters. The measure is used by management to assess profitability of investments in the railway. ROCE is measured as income before FX on LTD and other specified items plus after-tax interest expense divided by average net debt plus equity. It does not have a comparable GAAP measure to which it can be reconciled.
Foreign Exchange Gains and Losses on Long-Term Debt
Foreign exchange gains and losses on long-term debt arise mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. We calculate FX on LTD using the difference in foreign exchange rates at the beginning and at the end of each reporting period. The foreign exchange gains and losses are mainly unrealized and can only be realized when net U.S. dollar-denominated long-term debt matures or is settled. Income, before FX on LTD and other specified items, is disclosed in the table above and excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. At September 30, 2007, for every $0.01 the Canadian dollar strengthens (or weakens) relative to the U.S. dollar, the conversion of U.S. dollar-denominated long-term debt to Canadian dollars creates a pre-tax foreign exchange gain (or loss) of approximately $8 million, net of hedging.
We recorded foreign exchange gains on long-term debt in the third quarter of 2007 as the Canadian dollar exchange rate strengthened to $0.99 relative to the U.S. dollar on September 30, 2007, compared with $1.07 on June 30, 2007. We also recorded foreign exchange gains on LTD in the first nine months of 2007 as the Canadian dollar strengthened relative to the U.S. dollar on September 30, 2007, compared with $1.17 on December 31, 2006.
Foreign exchange gains on long-term debt were $64.3 million before tax in third-quarter 2007 and $161.5 million in the first nine months of 2007, whereas there were foreign exchange losses on long-term debt of $1.5 million before tax in third-quarter 2006 and foreign exchange gains on long-term debt of $44.8 million in the first nine months of 2006.
Income tax expense (or benefit) related to FX on LTD capital gains is discussed further in the section “Other Income Statement Items” under the sub-heading “Income Taxes”.
Other Specified Items
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities. The other specified items in the first nine months of 2007 and 2006 were:
•
In the third quarter of 2007, we recorded a charge of $15.0 million after tax ($21.5 million before tax) to reflect the change in the estimated fair value of ABCP (discussed further in the section “Other Income Statement Items” under the sub-heading “Change in Fair Value of Canadian Third Party Asset-backed Commercial Paper”) .

•
In the second quarter of 2007, the Government of Canada substantially enacted legislation to reduce corporate income tax rates starting in the year 2011. We recorded a future income tax benefit of $17.1 million to reflect the positive impact of these tax rate reductions on transactions in prior years for which future taxes will be paid.

•
In the second quarter of 2006, the Government of Canada and the governments of the provinces of Alberta, Saskatchewan and Manitoba introduced legislation to reduce corporate income tax rates over a period of several years. We recorded a future income tax benefit of $176.0 million to reflect the positive impact of these tax rate reductions on transactions in prior years for which future taxes will be paid.

LINES OF BUSINESS
Volumes

	For the three months		For the nine months
Volumes	ended Sept. 30		ended Sept. 30
(unaudited)	2007	2006	2007	2006

Carloads (in thousands)
Grain	100.9	96.2	281.4	277.8
Coal	70.7	65.9	204.2	213.1
Sulphur and fertilizers	47.6	49.0	159.1	129.6
Forest products	28.1	32.9	88.1	104.3
Industrial and consumer products	78.0	78.3	232.9	238.9
Automotive	38.6	36.4	126.7	125.5
Intermodal	323.5	288.8	923.0	866.1

Total carloads	687.4	647.5	2,015.4	1,955.3

Revenue ton-miles (in millions)
Grain	7,614	7,142	22,407	21,664
Coal	5,400	4,875	15,817	14,664
Sulphur and fertilizers	4,967	5,023	16,057	12,336
Forest products	1,867	2,213	5,886	6,911
Industrial and consumer products	4,228	4,311	12,538	12,814
Automotive	566	529	1,850	1,878
Intermodal	7,907	6,770	22,257	20,552

Total revenue ton-miles	32,549	30,863	96,812	90,819

Changes in freight volumes generally contribute to a corresponding change in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.
Volume continued to grow in the third quarter of 2007. Volumes in the third quarter of 2007 as measured by total carloads, increased by 39,900, or 6.2%, and total revenue ton-miles (“RTM”) increased by 1,686 million, or 5.5%, compared with the same period in 2006. Volumes in the first nine months of 2007 as measured by total carloads increased by 60,100, or 3.1%, and RTMs increased by 5,993 million, or 6.6%, compared with the same period in 2006.
The increases in carloads and RTMs in third-quarter 2007 were due primarily to volume growth in Intermodal shipments from the ports of Vancouver and Montreal and continued strong global demand for bulk products.
These increases in carloads and RTMs in the first nine months of 2007 were mainly due to:
•	strong Intermodal growth due to strength in global markets and continued offshore sourcing trends;

•	strong global demand for bulk products; and

•	the return to normal export potash shipments which were significantly depressed in first-half 2006 due to protracted global potash price negotiations.
These increases were partially offset by continued weakness in Forest products (which is our smallest line of business) due to a slowdown in the U.S. housing market and the impact of the strengthening of the Canadian dollar on Canadian producers. In addition, total carloads in the first nine months of 2007, while up, were adversely affected by the sale of our Latta subdivision in the second quarter of 2006, which reduced our carloads by 22,500.
Revenues
Our revenues are derived primarily from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees, land sales and income from business partnerships.
One customer comprised 11.6% of total revenues for the nine months ended September 30, 2007 and 6.0% of total accounts receivable at September 30, 2007. The same customer comprised 11.7% of total revenues for the nine months ended September 30, 2006 and 5.3% of total accounts receivable at September 30, 2006.

Revenues	For the three months		For the nine months
(in millions)	ended Sept. 30		ended Sept. 30
(unaudited)	2007	2006	2007	2006

Grain	$237.8	$225.3	$681.4	$643.0
Coal	148.7	139.0	442.4	442.7
Sulphur and fertilizers	113.9	118.7	380.8	317.3
Forest products	68.0	86.0	214.3	245.2
Industrial and consumer products	159.3	156.7	470.0	455.3
Automotive	71.4	69.3	242.0	239.5
Intermodal	348.5	327.2	981.7	932.8

Total freight revenues	$1,147.6	$1,122.2	$3,412.6	$3,275.8
Other revenues	40.3	29.1	106.7	117.0

Total revenues	$1,187.9	$1,151.3	$3,519.3	$3,392.8

Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel surcharges billed to our customers. Freight revenues were $1,147.6 million in the third quarter of 2007, an increase of $25.4 million, or 2.3%, from third-quarter 2006. Freight revenues were $3,412.6 million in the first nine months of 2007, an increase of $136.8 million, or 4.2%, from the same period in 2006.
Freight revenues in the third quarter and first nine months of 2007, compared with the same periods of 2006, increased mainly due to continued strong growth in bulk products and intermodal shipments. These increases were partially offset by:
•	a decrease in coal freight rates;

•	continued weakness in Forest products and some industrial products; and

•	the negative impact of the change in Foreign Exchange.
Grain
Grain revenues for the third quarter of 2007 were $237.8 million, an increase of $12.5 million, or 5.5%, from $225.3 million for the same period of 2006. Grain revenues for the first nine months of 2007 were $681.4 million, an increase of $38.4 million, or 6.0%, from $643.0 million for the same period of 2006. These increases were due to:
•	a large carryover from the first half of the 2006/07 crop year assisting the first two quarters of 2007;

•	a strong export program as a result of strong commodity prices and demand for North American grain;

•	higher freight rates; and

•	increased volume from power-on shuttle train products where a unit train with dedicated locomotives is used to improve efficiency.
The change in Foreign Exchange had a negative impact on Grain revenues of approximately $6.4 million in the third quarter of 2007 and $6.1 million in the first nine months of 2007.
Coal
Coal revenues in third-quarter 2007 were $148.7 million, an increase of $9.7 million, or 7.0%, from $139.0 million for the same period of 2006. Coal revenues for the first nine months of 2007 were $442.4 million, a decrease of $0.3 million, or 0.1%, from $442.7 million for the first nine months of 2006. The increase in the third quarter of 2007 reflected increased volumes due to continued strong global demand for metallurgical coal, partially offset by decreased freight rates. Revenues for the first nine months of 2007 were flat, reflecting decreases in volumes due to the sale of the Latta subdivision in the first half of 2006 and decreased freight rates. The decrease in coal freight rates in the first nine months of 2007 was partially offset by increased volumes in the third quarter of 2007.

The change in Foreign Exchange had a negative impact on Coal revenues of approximately $1.2 million in the third quarter of 2007 and $1.2 million in the first nine months of 2007.
Sulphur and Fertilizers
Sulphur and fertilizers revenues were $113.9 million in the third quarter of 2007, a decrease of $4.8 million, or 4.0%, from $118.7 million for the same period of 2006. Revenues for the first nine months of 2007 were $380.8 million, an increase of $63.5 million, or 20.0%, from $317.3 million for the same nine months of 2006. The decrease in the third quarter of 2007 is primarily due to unusually strong shipments of export potash in the third quarter of 2006 as a result of the resolution of protracted global potash price negotiations in July 2006. The increase in the first nine months of 2007 was primarily the result of an increase in demand for nutrients for bio fuels and the return to normal export potash shipments which were significantly depressed in the first eight months of 2006 due to protracted global potash price negotiations.
The change in Foreign Exchange had a negative impact on Sulphur and fertilizers revenues of approximately $2.5 million in the third quarter of 2007 and $2.3 million in the first nine months of 2007.
Forest Products
Forest products revenues for third-quarter 2007 were $68.0 million, a decrease of $18.0 million, or 20.9%, from $86.0 million in third-quarter 2006. Revenues for the first nine months of 2007 were $214.3 million, a decrease of $30.9 million, or 12.6%, from $245.2 million for the same period of 2006. Forest products represents our smallest line of business. The decreases were primarily due to:
•	continued soft demand for lumber and panel products caused by a slowdown in the U.S. housing market;

•	difficult market conditions for our Forest product customers due to the softwood lumber agreement with the U.S. which have led to reduced volumes and extended plant shut downs; and

•	the impact of the strengthening of the Canadian dollar, which has led to decreased market competitiveness for Canadian producers.
These decreases were partially offset by growth in pulp and price increases which lessened the impact from the volume decline.
The change in Foreign Exchange had a negative impact on Forest products revenues of approximately $3.4 million in the third quarter of 2007 and $3.1 million in the first nine months of 2007.
Industrial and Consumer Products
Industrial and consumer products revenues for the third quarter of 2007 were $159.3 million, an increase of $2.6 million, or 1.7%, from $156.7 million in the same period of 2006. Revenues for the first nine months of 2007 were $470.0 million, an increase of $14.7 million, or 3.2%, from $455.3 million for the same period of 2006. These increases were due to strength in the chemical, energy, and plastics shipments to and from Alberta as well as increases in freight rates, which were partially offset by decreased steel volumes as a result of decreased drilling activity for natural gas.
The change in Foreign Exchange had a negative impact on Industrial and consumer revenues of approximately $6.3 million in the third quarter of 2007 and $6.0 million in the first nine months of 2007.
Automotive
Automotive revenues for third-quarter 2007 were $71.4 million, an increase of $2.1 million, or 3.0%, from $69.3 million in third-quarter 2006. Revenues for the first nine months of 2007 were $242.0 million, an increase of $2.5 million, or 1.0%, from $239.5 million for the same period of 2006. Revenues for the third quarter were up, reflecting carload growth as our new domestics (such as Toyota and Honda) and import volumes continue to increase. Increased volumes from key shippers as a result of certain port of call changes also had a favourable impact on automotive revenues.
The change in Foreign Exchange had a negative impact on Automotive revenues of approximately $2.1 million in the third quarter of 2007 and $2.1 million in the first nine months of 2007.
Intermodal
Intermodal revenues for the third quarter of 2007 were $348.5 million, an increase of $21.3 million, or 6.5%, from $327.2 million in third-quarter 2006. Revenues for the first nine months of 2007 were $981.7 million, an increase of $48.9 million, or 5.2%, from $932.8 million for the first nine months of 2006. These increases in intermodal revenue were primarily due to:
•	growth in import and export container shipments from the ports of Vancouver and Montreal;

•	the end of a strike that affected our operator at the Port of Philadelphia in the third quarter of 2006; and

•	increased freight rates.

The change in Foreign Exchange had a negative impact on Intermodal revenues of approximately $3.9 million in the third quarter of 2007 and $3.7 million in the first nine months of 2007.
Other Revenues
Other revenues for the third quarter of 2007 were $40.3 million, an increase of $11.2 million from $29.1 million for third-quarter 2006. Other revenues for the first nine months of 2007 were $106.7 million, a decrease of $10.3 million from $117.0 million for the same period of 2006. Other revenues increased in the third quarter of 2007, compared with the same period in 2006, reflecting increased land sales, in particular, the sale of a property in Calgary. The decrease in the first nine months of 2007, compared with the same period in 2006, was due primarily to a gain of approximately $17 million realized from the sale of our Latta subdivision in third-quarter 2006 and the sale of a property to a university in Montreal in first-quarter 2006.
Freight Revenue per Carload

	For the three months		For the nine months
Freight revenue per carload	ended Sept. 30		ended Sept. 30
($) (unaudited)	2007	2006	2007	2006

Total freight revenue per carload	$1,669	$1,733	$1,693	$1,675

Grain	2,357	2,342	2,421	2,315
Coal	2,103	2,109	2,167	2,077
Sulphur and fertilizers	2,393	2,422	2,393	2,448
Forest products	2,420	2,614	2,432	2,351
Industrial and consumer products	2,042	2,001	2,018	1,906
Automotive	1,850	1,904	1,910	1,908
Intermodal	1,077	1,133	1,064	1,077

Total freight revenue per carload decreased $64, or 3.7%, in the third quarter of 2007 and increased $18, or 1.1%, in the first nine months of 2007, compared with the same periods of 2006. The decrease in the third quarter of 2007 was due to a change in traffic mix. The proportion of total traffic for Intermodal, which normally has a lower average revenue per car, has increased whereas the proportion of total traffic for Sulphur and fertilizers, which normally has a higher average revenue per car, has decreased due to the unusually strong shipments of potash in the second half of 2006. In addition, the change in Foreign Exchange had a negative impact on average revenue per car, which reduced freight revenues by 2%.
PERFORMANCE INDICATORS
The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in the Glossary of Terms at the end of this MD&A.

	For the three months		For the nine months
Performance indicators	ended Sept. 30		ended Sept. 30
(unaudited)	2007	2006(1)	2007	2006(1)

Safety indicators
FRA personal injuries per 200,000 employee-hours	2.0	1.9	1.9	1.9
FRA train accidents per million train-miles	2.0	1.0	2.0	1.4
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	62,177	59,102	184,218	174,215
Car miles per car day	147.4	141.7	143.1	135.8
U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard	1.17	1.17	1.20	1.20
Terminal dwell (hours)	20.1	19.9	21.9	20.4
Average train speed (miles per hour)	23.8	25.1	23.5	25.1
Number of active employees – end of period	16,037	16,315	16,037	16,315
Freight revenue per RTM (cents)	3.53	3.64	3.53	3.61

(1)	Certain comparative period figures have been updated to reflect new information.
Safety Indicators
Safety is a key priority for our management and Board of Directors. Our two main safety indicators — personal injuries and train accidents — follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.
The FRA personal injury rate per 200,000 employee-hours was 2.0 in the third quarter of 2007 and 1.9 in the first nine months of 2007, compared with 1.9 in the same periods of 2006.
The FRA train accident rate was 2.0 accidents per million train-miles for the third quarter and the first nine months of 2007, compared with 1.0 and 1.4, respectively, in the same periods of 2006. While the number of train accidents over the dollar threshold for reporting, which is defined in the Glossary of Terms at the end of this MD&A, increased in 2007, the total number of train accidents and the total costs of train accidents have both decreased.

Efficiency and Other Indicators
CP moved record third-quarter volumes in 2007. However, efficiency and other indicators in the first nine months of 2007 were adversely impacted by:
•	difficult weather-related operating conditions;
•	the CN strike which caused a slowing of transit times for CP traffic that originated from, or terminated at, CN-served facilities in the first half of 2007; and

•	the impact of having to compress some required track maintenance programs into a shorter work season due to the CP strike during the second quarter of 2007.
Despite these challenges, CP had a strong performance, as reflected by an increase in freight volumes in the third quarter and the first nine months of 2007, compared with the same period of 2006.
•
GTMs increased 5.2% in third-quarter 2007 and 5.7% in the first nine months of 2007, compared with the same periods in 2006. The increase in the third quarter was mainly due to increased traffic for coal and intermodal commodities. The increase in the first nine months was mainly due to higher sulphur and fertilizer, coal and intermodal volumes. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and crew costs.

•
Car miles per car day increased 4.0% in third-quarter 2007 and 5.4% in the first nine months of 2007, compared with the same periods in 2006, as the higher level of demand was handled more efficiently through improved car ordering and tactical fleet management, IOP improvements and tighter fleet sizing.

•
U.S. gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity remained constant in the third quarter and the first nine months of 2007, compared with the same periods in 2006, respectively.

•
Terminal dwell, the average time a freight car resides in a terminal, increased 1.0% in the third quarter of 2007 and 7.4% in the first nine months of 2007, compared with the same periods in 2006. The increase in the third quarter of 2007 was related to concentrated track maintenance programs following the end of the CP strike that resulted in trains being held until such time as the lines could be cleared. The increase in the first nine months of 2007 was due primarily to weather-related issues.

•
Average train speed decreased 5.2% in the third quarter of 2007 and 6.4% in the first nine months of 2007, compared with the same period in 2006. Train speed had been negatively impacted by network disruptions, which were primarily related to weather events and concentrated track maintenance programs following the end of the CP strike that resulted in trains being held until such time as the lines could be cleared, as well as a higher proportion of slower bulk trains.

•
The number of active employees at September 30, 2007 decreased by 278, or 1.7% compared with the number at September 30, 2006. The decrease was due mainly to job reductions made under restructuring initiatives and to operating efficiency improvements, partially offset by the addition of employees required to handle higher traffic volumes. The job reductions originally targeted by the restructuring initiatives were achieved in the third quarter of 2006 (discussed in the section “Future Trends, Commitments and Risks” under the sub-heading “Restructuring”). Approximately 13% of employees were assigned to capital projects in September 2007, unchanged from September 2006.

•
Freight revenue per RTM decreased by 3.0% in the third quarter of 2007 and 2.2% in the first nine months of 2007, compared with the same periods of 2006. The decreases were the result of changes to our overall traffic mix (discussed further in the section “Lines of Business” under the sub-heading “Freight Revenue per Carload”), which caused growth in RTMs for long-haul intermodal traffic, as well as the negative impact of the change in Foreign Exchange.

OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS

Operating expenses	For the three months ended September 30				For the nine months ended September 30
(in millions)	2007		2006		2007		2006
(unaudited)	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue

Compensation and benefits(1)	$313.5	26.4	$332.4	28.9	$975.8	27.7	$1,005.4	29.7
Fuel	185.6	15.6	161.3	14.0	550.5	15.6	479.3	14.1
Materials	49.6	4.2	47.1	4.1	167.6	4.8	159.2	4.7
Equipment rents	49.6	4.2	44.4	3.9	162.4	4.6	133.4	3.9
Depreciation and amortization	118.0	9.9	115.6	10.0	355.7	10.1	348.2	10.3
Purchased services and other	149.9	12.6	151.4	13.1	448.6	12.8	458.8	13.5

Total	$866.2	72.9	$852.2	74.0	$2,660.6	75.6	$2,584.3	76.2

(1)
Certain comparative period figures have been restated to reflect the retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date of stock-based awards.

Operating expenses were $866.2 million in the third quarter of 2007, up $14.0 million from $852.2 million in the same period of 2006. Operating expenses were $2,660.6 million in the first nine months of 2007, an increase of $76.3 million from $2,584.3 million in the same period of 2006.
Operating expenses in both the third quarter and the first nine months of 2007, compared with the same periods of 2006, increased primarily due to:
•	higher fuel prices driven by higher refining charges, partially offset by lower crude oil prices;
•	higher volumes in the second and third quarters of 2007;

•	increased equipment rent expense;

•	harsh weather-related operating conditions in the first half of 2007; and

•	one-time costs associated with the CP strike.
The increases in operating expenses were partially offset by improved operating efficiencies and lower pension expenses. The strengthening of the Canadian dollar had a positive impact of approximately $15 million on operating expenses in the third quarter of 2007 and approximately $14 million in the first nine months of 2007.
Compensation and Benefits
Compensation and benefits expense was $313.5 million in third-quarter 2007, a decrease of $18.9 million from $332.4 million in the same period of 2006. The expense was $975.8 in the first nine months of 2007, a decrease of $29.6 million from $1,005.4 million in the same period of 2006. The decreases in the third quarter and first nine months of 2007 were primarily due to:
•	lower incentive compensation;

•
a settlement gain in the third quarter of 2007 on the release of certain post-retirement benefit liabilities due to the assumption of these obligations by a U.S. national multi-employer benefit plan; and

•	lower pension expenses.
These decreases were partially offset by increased labour expenses due to higher volumes and the negative impact of inflation.
Fuel
Fuel expense was $185.6 million in the third quarter of 2007, an increase of $24.3 million from $161.3 million in third-quarter 2006. The expense was $550.5 million in the first nine months of 2007, an increase of $71.2 million from $479.3 million in the same period of 2006. These increases were due primarily to:
•	higher refining charges, partially offset by lower crude oil prices;

•	a favourable settlement of prior period recoveries including a fuel excise tax refund in the third quarter of 2006;

•	increased volumes in the second and third quarters of 2007; and

•	reduced benefits from our hedge program.
Materials
Materials expense was $49.6 million in the third quarter of 2007, an increase of $2.5 million from $47.1 million in the same period of 2006. The expense was $167.6 million in the first nine months of 2007, an increase of $8.4 million from $159.2 million in the same period of 2006. These increases were due mainly to the higher cost of materials for freight car repairs, primarily driven by increase in the number of wheel sets replaced due to the maintenance cycle as well as increased locomotive repair costs reflecting higher volumes in the second and third quarters of 2007. The year-to-date increase was partially offset by a favourable pricing arrangements for wheels in the first half of 2007.
Equipment Rents
Equipment rents expense was $49.6 million in third-quarter 2007, an increase of $5.2 million from $44.4 million in the third quarter of 2006. The expense was $162.4 million in the first nine months of 2007, an increase of $29.0 million from $133.4 million in the same period of 2006. The increase in third-quarter 2007 was due mainly to reductions in receipts for the use of our railcars from other railways and customers and higher locomotive rental charges reflecting increased volume. The year-to-date increase was due mainly to:
•	reductions in receipts for the use of our railcars from other railways and customers;

•	higher locomotive rental charges reflecting increased volume;

•	higher lease rates paid to equipment leasing companies;

•	payments to the Canadian Wheat Board for the use of their cars in regulated grain movements effective August 1, 2006; and

•
additional locomotives and freight cars required to operate in harsh weather-related operating conditions in the first half of 2007 and to handle increased volume in the second and third quarters of 2007.

Depreciation and Amortization
Depreciation and amortization expense was $118.0 million in the third quarter of 2007, an increase of $2.4 million from $115.6 million in the same period of 2006. The expense was $355.7 million in the first nine months of 2007, an increase of $7.5 million from $348.2 million in the same period of 2006. These increases were due largely to additions to capital assets for track and locomotives, which was partially offset by asset retirements and rate adjustments on rolling stock.
Purchased Services and Other
Purchased services and other expense was $149.9 million in the third quarter of 2007, a decrease of $1.5 million from $151.4 million in the same period of 2006. The expense was $448.6 million in the first nine months of 2007, a decrease of $10.2 million from $458.8 million in the same period of 2006. The decrease in the third quarter of 2007 was due mainly to lower casualty expenses, partially offset by an increase in services cost for locomotives and higher volumes. The year-to-date decrease was due largely to reduced casualty expenses and transaction costs associated with a donation of CP land made to a non-profit organization in first-quarter 2006. The year-to-date decrease was partially offset by one-time CP strike-related expense in second-quarter 2007 and an increase in services cost for locomotives and higher volumes.
OTHER INCOME STATEMENT ITEMS
Other Charges
Other charges were $8.1 million in the third quarter of 2007, an increase of $1.2 million from $6.9 million in the same period of 2006 and were $21.1 million in the first nine months of 2007, a decrease of $0.3 million from $21.4 million in the same period of 2006. The increase in third-quarter 2007, compared with the same period in 2006, was due mainly to the negative impact of the change in Foreign Exchange on working capital balances. The decrease in the first nine months of 2007, compared to the same period in 2006, was due mainly to the positive impact of the change in Foreign Exchange on working capital balances in 2007.
Change in Fair Value of Canadian Third Party Asset-backed Commercial Paper
At September 30, 2007, the Company held ABCP with an original cost of $143.6 million. At the dates the Company acquired these investments they were rated R1 (High) by Dominion Bond Rating Service (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets, and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term investments after initially classifying them as Cash and cash equivalents.
On August 16, 2007 an announcement was made by a group representing banks, asset providers and major investors that they had agreed in principle to a long-term proposal and interim agreement to convert the ABCPs into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process. On October 16, 2007, it was announced that the committee expected that the restructuring would be completed on or before December 14, 2007. Through to December 14, 2007, by means of Extraordinary Resolutions of the various trusts that had issued ABCP, trading has ceased and investors have committed not to take any action that would precipitate an event of default.
The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The ABCP in which the Company has invested continues to be rated R1 (High, Under Review with Developing Implications) by DBRS.
The valuation technique used by the Company to estimate the fair value of its investments in ABCP incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. During the three and nine months ended September 30, 2007, this valuation resulted in a reduction of $21.5 million to the estimated fair value of the ABCP. The assumptions used in determining the estimated fair value reflect the public statements made by the pan-Canadian restructuring committee that it expects the ABCP will be converted into long-term floating rate notes with maturities matching the maturities of the underlying assets and bearing market interest rates commensurate with the nature of the underlying assets and their associated cash flows and the credit rating and risk associated with the long-term floating rate notes. Assumptions have been made as to the long-term interest rates to be received from the long-term floating rate notes compared to the short term interest rate currently being accrued by the Company on the ABCP. Assumptions have also been made as to the amount of restructuring costs that the Company will bear.
Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the value of the Company’s investment in ABCP which would impact the Company’s earnings.
Interest Expense
Interest expense was $44.9 million in the third quarter of 2007, a decrease of $3.9 million from $48.8 million in the same period of 2006. The expense was $140.9 million in the first nine months of 2007, a decrease of $3.8 million from $144.7 million in the first nine months of 2006. The decreases were largely due to higher interest income generated from higher cash balances and the repayment of a $143.0 million secured equipment loan in February 2007. These decreases were partially offset by the issuance of new debt in May 2007 in the amount of US$450 million (discussed further in the “Liquidity and Capital Resources” section under the sub-heading “Financing Activities”).
Income Taxes
Income tax expense was $92.9 million in the third quarter of 2007, compared with an income tax expense of $78.1 million in the same period of 2006, an increase of $14.8 million. The expense in the first nine months of 2007 was $232.8 million, compared with an income tax expense of $36.5 million in the same period of 2006, an increase of $196.3 million. The increase in the third quarter of 2007, compared to third-quarter 2006, was mainly due to an increase in taxes as a result of higher income. The year-to-date increase was mainly due to a lower future income tax benefit of $17.1 million recorded in the second quarter of 2007 resulting from tax rate changes implemented by the Canadian Federal government in 2007, compared with the impact of tax rate changes of $176.0 million for the same period in 2006 implemented by the Canadian Federal and Provincial governments announced in 2006.
The effective income tax expense rate for third-quarter 2007 was 29.8% and 27.8% for the first nine months of 2007, compared with 32.3% and 5.3% for the same periods in 2006, respectively. The normalized rates (income tax rate based on income adjusted for FX on LTD and other specified items) were 29.2% for third-quarter 2007 and 30.0% for the first nine months of 2007, compared with 30.3% and 30.5% for the same periods in 2006, respectively. The change in the normalized tax rates was mainly due to the difference in timing of transactions and tax initiatives compared to the previous year.
We expect a normalized 2007 income tax rate of between 30% and 32%.
In recent years, we have utilized non-capital tax loss carryforwards to offset current taxable income. We anticipate that these non-capital tax loss carryforwards will be exhausted during 2007 and we will have an increase in our cash tax payments in future years.
Beginning in the fourth quarter of 2005, certain capital losses were no longer available to offset capital gains arising from FX on LTD and other capital transactions. Following a review of impending transactions during third-quarter 2005, we concluded that our remaining unrecognized capital loss carryforwards for tax would more than likely be utilized. Consequently, we recorded a future tax asset for all previously unrecognized capital loss carryforwards. As a result, any future capital gains recorded, including FX on LTD, will be taxable, where historically they had resulted in no net tax expense. A reclassification moves previously recognized capital losses that historically were allocated to unrealized FX on LTD gains and includes them in the calculation of income tax for other realized capital transactions, which are included in income tax expense before income tax on FX on LTD. With the reclassification, the tax benefit of these losses is matched to the transactions that utilize them. As a result of this review, the income tax associated with FX on LTD, which is a non-GAAP measure, increased by $4.0 million in third-quarter 2007 and increased by $6.3 million year to date (third-quarter 2006 increased by $4.7 million and first nine months of 2006 increased by $6.1 million). The income tax expense, before income tax on FX on LTD, which is a non-GAAP measure (discussed further in the section “Non-GAAP Earnings”), was reduced in third-quarter 2007 by the same amount.

QUARTERLY FINANCIAL DATA

Quarterly Financial Data	For the quarter ended

(in millions, except per share data)	2007			2006				2005

(unaudited)	Sept. 30	Jun. 30	Mar. 31	Dec. 31(2)	Sept. 30(2)	Jun. 30(2)	Mar. 31(2)	Dec. 31(2)

Total revenue	$1,187.9	$1,215.5	$1,115.9	$1,190.4	$1,151.3	$1,131.0	$1,110.5	$1,166.9
Operating income	321.7	307.7	229.3	320.1	299.1	282.6	226.8	260.0
Net income	218.6	256.7	128.6	145.6	163.8	378.1	108.8	137.1
Operating income, before other specified items(1)	321.7	307.7	229.3	320.1	299.1	282.6	226.8	304.2
Income, before FX on LTD and other specified items(1)	190.3	174.8	122.6	181.0	169.7	160.7	116.1	170.5

Basic earnings per share	$1.43	$1.66	$0.83	$0.93	$1.05	$2.39	$0.69	$0.87
Diluted earnings per share	1.41	1.64	0.82	0.92	1.04	2.37	0.68	0.86
Diluted earnings per share, before FX on LTD and other specified items(1)	1.23	1.12	0.78	1.15	1.07	1.00	0.72	1.07

(1)
These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the section “Non-GAAP Earnings”. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in the section “Non-GAAP Earnings”. This information is in Canadian dollars.

(2)
Certain comparative period figures have been restated to reflect the retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date of stock-based awards.

Quarterly Trends
Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.
The CP strike in the second quarter of 2007 resulted in our track maintenance programs being compressed into a smaller work season window in the last half of 2007.
Mild weather in the first quarter of 2006 helped to reduce the negative impact of winter conditions on both revenues and expenses. Protracted global trade negotiations delayed the shipment of potash volumes until early in the third quarter of 2006.
CHANGES IN ACCOUNTING POLICY
2007 Accounting Changes
Financial instruments, hedging and comprehensive income
On January 1, 2007, the Company adopted the following accounting standards: Section 3855 “Financial Instruments — Recognition and Measurement”, Section 3861 “Financial Instruments — Disclosure and Presentation”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income. Adoption of these standards was on a prospective basis without retroactive restatement of prior periods, except for the restatement of equity balances to reflect the reclassification of “Foreign currency translation adjustments” to “Accumulated other comprehensive income.”
The impact of the adoption of these standards on January 1, 2007 was an increase in net assets of $18.0 million, a reduction in “Foreign currency translation adjustments” of $66.4 million, an increase in “Retained earnings” of $4.0 million, and the recognition of “Accumulated other comprehensive income” of $80.4 million.
The fair value of hedging instruments at January 1, 2007 was $31.7 million reflected in “Other assets and deferred charges” and “Accounts receivable and other current assets” and $4.8 million reflected in “Deferred liabilities” and “Accounts payable and accrued liabilities”. The inclusion of transaction costs within “Long-term debt” at amortized cost reduced “Long-term debt” by $33.4 million with an associated reduction in “Other assets and deferred charges” of $26.9 million. Deferred gains and losses on previously settled hedges were reclassified to “Accumulated other comprehensive income” and “Retained earnings” with a resultant decrease in “Other assets and deferred charges” of $4.8 million. The recognition of certain other financial instruments at fair value or amortized cost resulted in reductions in “Long-term debt” of $2.8 million, “Investments” of $1.5 million and “Other assets and deferred charges” of $0.4 million. The adoption of these standards increased the liability for “Future income taxes” by $11.6 million. Accumulated other comprehensive income is comprised of foreign currency gains and losses on the net investment in self-sustaining foreign subsidiaries, foreign currency gains and losses related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries’ effective portions of gains and losses resulting from changes in the fair value of cash flow hedging instruments, and the reclassification of cumulative foreign currency translation adjustments. The adjustment to opening retained earnings reflects the change in measurement basis, from original cost to fair value or amortized cost, of certain financial assets, financial liabilities, transaction costs associated with the Company’s long-term debt and previously deferred gains and losses on derivative instruments that were settled in prior years and which, had they currently existed, did not meet the criteria for hedge accounting under Accounting Standard Section 3865. The amounts recorded on the adoption of these standards differed from the estimated amounts disclosed in Note 3 to the 2006 annual financial statements as a result of the refinement of certain estimates used at the year end.
Future accounting changes
The CICA has issued the following accounting standards which will be effective for the Company from January 1, 2008: Section 3862 “Financial Instruments – Disclosures”, Section 1535 “Capital Disclosures” and Section 3031 “Inventories.”
Section 3862 “Financial Instruments – Disclosures” and Section 1535 “Capital Disclosures” will require the Company to provide additional disclosures relating to its financial instruments, including hedging instruments, and about the Company’s capital. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s financial statements as they primarily relate to disclosure.
Section 3031 “Inventories” will provide guidance on the method of determining the cost of CP’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. CP currently reflects materials and supplies at the lower of cost and replacement value. The standard requires the reversal of previous write downs to realizable value when there is clear evidence that net realizable value has increased. Additional disclosures are also required. It is not anticipated that the adoption of Section 3031 “Inventories” will have a material impact on CP’s financial statements. Adoption of the new accounting standard may be made on either a prospective basis or retroactively with restatement of prior periods.
LIQUIDITY AND CAPITAL RESOURCES
We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in the section “Contractual Commitments” and in the section “Future Trends, Commitments and Risks” under the sub-heading “Financial Commitments”. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
Operating Activities
Cash provided by operating activities was $341.4 million in the third quarter of 2007, an increase of $63.1 million from $278.3 million in the same period of 2006. Cash provided by operating activities was $933.6 million in the first nine months of 2007, an increase of $198.6 million from $735.0 million in the same period of 2006. These increases in cash provided by operating activities was mainly due to higher net cash generated through improved working capital, higher cash from earnings, reduced pension contributions and lower restructuring payments.
There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPRL.
Investing Activities
Cash used in investing activities was $353.7 million in the third quarter of 2007, an increase of $194.6 million from $159.1 million in the same period of 2006. Cash used in investing activities was $719.5 million in the first nine months of 2007, an increase of $188.3 million from $531.2 million in the same period of 2006. Cash used in investing activities was higher in the third quarter of 2007, compared with the third quarter of 2006, primarily due to the reclassification of ABCP in the third quarter of 2007 (discussed further in this section) and the inflow of cash from the sale and lease back of freight cars in 2006. Cash used in investing activities increased in the first nine months of 2007 primarily due to the reclassification of ABCP and lower proceeds from disposal of transportation properties, partially offset by a reduction in capital spending in 2007.
At September 30, 2007, the Company held ABCP with an original cost of $143.6 million. At the dates the Company acquired these investments they were rated R1 (High) by DBRS, the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets, and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term investments after initially classifying them as Cash and cash equivalents. This reclassification does not impact CP’s liquidity requirements for normal operations or the recently announced acquisition of Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”).
Capital spending, in 2007 is projected to be between $885 million and $895 million. Our 2007 capital spending outlook reflects a steady level of investment in basic right-of-way and asset renewal to help maintain the reliability and safety of our infrastructure. Our capital spending outlook assumes increases in land acquisitions and rail capacity improvements for future development in strategic locations across the network, locomotive acquisitions and upgrades to increase our fuel-efficient hauling capacity, investments in information technology to improve the systems that manage railway operations and customer shipments, and investments planned to increase capacity in automotive and intermodal terminals to support continued market growth. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see the “Forward-Looking Information” section for a discussion of these assumptions and other factors affecting our expectations for 2007).
We intend to finance capital expenditures with cash from operations but may partially finance these expenditures with new debt. Our decision whether to acquire equipment through the use of capital and debt or through operating leases will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain financial ratios that would preserve our investment grade standing, as well as the amount of cash flow we believe can be generated from operations and the prevailing capital market conditions.
Financing Activities
Cash used in financing activities was $40.6 million in the third quarter of 2007, a decrease in use of funds of $76.5 million, compared with cash used in financing activities of $117.1 million in the same period of 2006. Cash provided by financing activities was $0.8 million in the first nine months of 2007, an increase of cash provided by financing activities $280.0 million, compared with cash used in financing activities of $279.2 million in the same period of 2006. The change in the third quarter of 2007 was primarily due to the suspension of our share buyback program (discussed further in the section “Balance Sheet” under the sub-heading “Share Capital”). The change in the first nine months of 2007 was due to the issuance of US$450 million of 5.95% 30-year notes, which are unsecured and carry a negative pledge, for net proceeds of $485.1 million. This increase was partially offset by the repayment of two debt instruments, a $143.0 million secured equipment loan and a $19 million obligation under a capital lease.
CP filed a US$1.5 billion base shelf prospectus in May 2007 and a CAD$1.5 billion medium term notes prospectus in June 2007 to provide the financial flexibility to offer debt securities for sale. This allowed CP to issue US$450 million of 5.95% 30-year notes in May 2007 under the US-dollar base shelf prospectus which was used to repay long-term debt, to repurchase CP shares through normal course issuer bids (discussed further in the section “Balance Sheet” under the sub-heading “Share Capital”), and to partially finance the acquisition on October 4, 2007 of DM&E.
In addition, in October 2007, CP entered into an eighteen-month US$1.8 billion credit agreement specifically to fund the acquisition of DM&E (discussed further in the section “Acquisition”). On October 4, 2007, CP drew down US$1.27 billion from this credit agreement to close the acquisition of DM&E.
We have available, as sources of financing, unused credit facilities of up to $522 million, as well as an uncommitted amount of US$15 million. At September 30, 2007, our net-debt to net-debt-plus-equity ratio improved to 33.4%, compared with 37.5% at September 30, 2006. The improvement was due primarily to an increase in equity driven by earnings and the impact of the strengthening of the Canadian dollar, partially offset by the impact of the reclassification of ABCP (discussed further in this section below). Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This sum is divided by total net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
Our unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB(high)” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and DBRS, respectively. On the announcement of the acquisition of the DM&E, CP’s ratings were placed under watch with negative implications by the three rating agencies indicated above, pending announcement of financing plans.

Calculation of free cash	For the three months		For the nine months
(reconciliation of free cash to GAAP cash position)	ended Sept. 30		ended Sept. 30

(in millions) (unaudited)	2007	2006	2007	2006

Cash provided by operating activities	$341.4	$278.3	$933.6	$735.0
Cash used in investing activities	(353.7)	(159.1)	(719.5)	(531.2)
Add back reclassification of ABCP(2)	143.6	—	143.6	—
Dividends paid	(34.8)	(29.5)	(98.6)	(83.0)

Free cash(1)	96.5	89.7	259.1	120.8
Cash (used in) provided by financing activities, excluding dividend payment	(5.8)	(87.6)	99.4	(196.2)
Reclassification of ABCP(2)	(143.6)	—	(143.6)	—

Decrease (increase) in cash, as shown on the Statement of Consolidated Cash Flows	(52.9)	2.1	214.9	(75.4)
Net cash at beginning of period	392.1	44.3	124.3	121.8

Net cash at end of period	$339.2	$46.4	$339.2	$46.4

(1)
Free cash has no standardized meanings prescribed by Canadian GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in this section and in the “Non-GAAP Earnings” section.

(2)	The reclassification of ABCP is discussed further in the section “Other Income Statement Items” under the sub-heading “Change in Fair Value of Canadian Third Party Asset-backed Commercial Paper”.
Free Cash
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding the reclassification of ABCP, and dividends. Free cash excludes the reclassification of ABCP as this reflects a change in presentation for accounting purposes and does not result in a change in cash flow.
We generated positive free cash of $96.5 million in the third quarter of 2007 compared with positive free cash of $89.7 million in the same period of 2006. We generated positive free cash of $259.1 million in the first nine months of 2007, compared with positive free cash of $120.8 million in the same period of 2006. The improvement in the first nine months of 2007 was due largely to the increase in cash generated by operating activities (as discussed in this section under the sub-heading “Operating Activities”) and reduced capital spending, partially offset by lower proceeds from disposal of transportation properties and a higher dividend payment.
We expect to generate a higher amount of free cash in 2007, compared with 2006, achieved mainly through the generation of higher cash from operating activities, partially offset by increased capital spending and dividend payments and lower proceeds from disposal of transportation properties. Our free cash outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see the section “Forward-Looking Information” for a discussion of these assumptions and other factors affecting our expectations for 2007). Our free cash outlook relies on the assumptions established for earnings and capital expenditures, which are discussed under the sub-heading “Revenues” in the section “Lines of Business”, and in the sections “Operating Expenses”, “Liquidity and Capital Resources” and “Other Income Statement Items.”
BALANCE SHEET
Assets
Assets totalled $11,801.5 million at September 30, 2007, compared with $11,415.9 million at December 31, 2006. The increase in assets was mainly due to an increase in cash and investments as funds were received from the issuance of new debt in the second quarter of 2007.
Total Liabilities
Our combined short-term and long-term liabilities were $6,640.4 million at September 30, 2007, compared with $6,559.4 million at December 31, 2006. The increase in total liabilities was due mainly to an increase in future income tax liability and an increase in long-term debt resulting from the issuance of US$450 million of 5.95% 30-year notes in second-quarter 2007 (net proceeds of $485.1 million). The notes are unsecured, however, they carry a negative pledge. These increases were partially offset by the repayment of a $143.0 million secured equipment loan in the first quarter of 2007 and a $19 million obligation under capital lease, as well as foreign exchange gains on long-term debt.
Accumulated Other Comprehensive Income
Effective January 1, 2007, new accounting standards were introduced affecting how CP accounts for certain unrealized gains and losses by creating a new category of equity called “Accumulated other comprehensive income” (“AOCI”). Amounts previously reported as “Foreign currency translation adjustment” were reclassified to AOCI retroactively. Unrealized gains and losses on hedges net of related future income taxes were transferred to AOCI prospectively (discussed further in the section “Changes in Accounting Policy”).

Equity
At September 30, 2007, our Consolidated Balance Sheet reflected $5,161.1 million in equity, compared with an equity balance of $4,856.5 million at December 31, 2006. The increase was due primarily to growth in retained income driven by net income and the issuance of Common Shares for stock options exercised. The increase was partially offset by shares repurchased under normal course issuer bids and dividends.
Share Capital
At September 30, 2007, 153,231,428 Common Shares and no Preferred Shares were issued and outstanding.
At September 30, 2007, 7.0 million options were outstanding under our Management Stock Option Incentive Plan and Directors’ Stock Option Plan, and 3.6 million Common Shares have been reserved for issuance of future options. Each option granted can be exercised for one Common Share.
From time to time, the Company repurchases its own shares for cancellation. Purchases are typically made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The prices that we pay for any shares will be the market price at the time of purchase.
On June 1, 2006, we completed the filings for a normal course issuer bid (the “2006 NCIB”) to enable us, during June 6, 2006 to June 5, 2007, to purchase for cancellation up to 3,936,000, or 2.5% of our 158,321,252 Common Shares outstanding as of May 31, 2006. The filing was necessary to effect the repurchase of up to 5,500,000 Common Shares in the calendar year 2006, as authorized by our Board of Directors on February 21, 2006 (representing 3.5% of our Common Shares outstanding as of December 31, 2005). Of the 3,936,000 shares authorized under the 2006 NCIB, 3,435,992 shares were purchased in 2006 at an average price per share of $56.66 and 249,990 shares were purchased in 2007 at an average price per share of $64.11.
On March 1, 2007, we announced our intention, subject to regulatory approval, to purchase up to 5,500,000 shares during 2007, by way of normal course issuer bid purchases or private agreement purchases. On March 26, 2007, we completed the filings for a normal course issuer bid (the “2007 NCIB”) to enable us, during March 28, 2007 to March 27, 2008, to purchase for cancellation up to 4,975,000, or 3.2% of our 155,534,263 Common Shares outstanding as of March 15, 2007.
On April 24, 2007, we received approval from our Board of Directors, subject to regulatory approval, to amend our existing 2007 NCIB to permit the purchase for cancellation of up to 15,500,000 of our outstanding Common Shares during 2007 and, if not completed in 2007, in 2008. This represents approximately 10% of the public float of our Common Shares outstanding at March 15, 2007. On April 27, 2007, our 2007 NCIB was amended to increase the number of shares CP may purchase. The increase allows CP to purchase up to 15,250,010 of its common shares during the 12-month period ending March 27, 2008. This represents approximately 9.8% of the public float of common shares outstanding on March 15, 2007, the date of CP’s previously filed notice. Of the shares authorized under the 2007 NCIB, 2,684,800 shares were purchased by September 30, 2007 at an average price per share of $73.64.
During the third quarter of 2007, the share buyback program was suspended and no shares were repurchased in anticipation of the acquisition of the DM&E.
In addition to the normal course issuer bids, CP purchased 275,000 shares privately for cancellation on March 29, 2007 at an average price of $63.12 pursuant to a notice of intention to make an exempt issuer bid filed on March 23, 2007.
At September 30, 2007, a total of 3,209,790 shares have been purchased in 2007 at an average price of $71.99.
Shareholders may obtain, without charge, a copy of our Notice of Intention to Make a Normal Course Issuer Bid by writing to The Office of the Corporate Secretary, Canadian Pacific Railway Limited, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, by telephone at (403) 319-7165 or 1-866-861-4289, by fax at (403) 319-6770, or by e-mail at Shareholder@cpr.ca.
Dividends
As announced in the first and second quarters of 2007, dividends of $0.225 per share were paid on April 30, 2007 and July 30, 2007 (2006 — $0.1875 per share on April 24, 2006 and July 31, 2006). On July 31, 2007, our Board of Directors declared a quarterly dividend of $0.225 per share (2006 - $0.1875 per share) on the outstanding Common Shares. The dividend is payable on October 29, 2007 to holders of record at the close of business on September 28, 2007.

FINANCIAL INSTRUMENTS
From January 1, 2007, certain financial instruments, including those classified as loans and receivables, available for sale, held for trading and financial liabilities, are initially measured at estimated fair value and subsequently measured at estimated fair value or amortized cost. Financial instruments that will be realized within the normal operating cycle are measured at their carrying amount as this approximates fair value.
Fair Value of Non-derivative Financial Instruments
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties. We use the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Consolidated Balance Sheet as follows:
Loans and receivables
“Accounts receivable and other current assets”- The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.
“Investments”- Long-term receivable balances are carried at amortized cost based on an initial fair value determined using discounted cash flow analysis using observable market-based inputs.
Financial liabilities
“Accounts payable and accrued liabilities” and “short-term borrowing”- The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.
“Long-term debt”- The carrying amount of long-term debt is at amortized cost based on an initial fair value determined using the quoted market prices for the same or similar debt instruments.
Available for sale
“Investments”- Our equity investments have a carrying value that equals cost as fair value cannot be reliably established.
Held for trading
“Other assets and deferred charges” and “Deferred liabilities”- Derivative instruments that are designated as hedging instruments are measured at fair value determined using the quoted market prices for the same or similar instruments.
Derivative instruments that are not designated in hedging relationships are classified as held for trading and measured at fair value determined using quoted market prices for the same or similar instruments and changes in the fair values of such derivative instruments are recognized in net income as they arise.
“Cash and cash equivalents”- The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.
“Investments”- ABCP (discussed further in the section “Other Income Statement Items” under the sub-heading “Change in Fair Value of Canadian Third Party Asset-backed Commercial Paper”) is carried at fair value, which has been determined using valuation techniques that incorporate probability weighted discounted future cash flows reflecting market conditions and other factors that a market participant would consider.
Derivative Financial Instruments
Commencing January 1, 2007 all derivative instruments are recorded on the Consolidated Balance Sheet in “Other assets and deferred charges”, “Accounts receivable and other current assets”, “Deferred liabilities”, or “Accounts payable and accrued liabilities” at their fair value. Prior to 2007, only derivative instruments that did not qualify as hedges or were not designated as hedges were carried at fair value on the Consolidated Balance Sheet in “Other assets and deferred charges” or “Deferred liabilities”. In the Statement of Consolidated Cash Flows, cash flows relating to derivative instruments designated as hedges are included in the same line as the related item.
For fair value hedges, the periodic changes in values are recognized in income, where the change in value of the hedged items is also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive income”. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive income” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive income” are reclassified to the same income or balance sheet account as the hedged item is recorded. The ineffective portion within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item would be recorded when realized. If the hedging relationship of a cash flow hedge becomes ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive income” until the hedged item is settled and, prospectively, future changes in value of the hedge are recognized in income. Prior to January 1, 2007, the periodic change in the fair value of an effective hedging instrument was not recognized in the financial statements.

Prior to January 1, 2007, if a derivative was not an effective hedge, its book value was adjusted to its market value each quarter and the associated gains or losses were included in “Other charges” on our Statement of Consolidated Income.
Our policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange rates and the price of fuel. We document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on our Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.
It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.
Credit Risk
We are exposed to counterparty credit risk in the event of non-performance by counterparties. In order to mitigate this risk, limits are set by our Board of Directors for counterparty transactions and we conduct regular monitoring of the credit standing of the counterparties or their guarantors. We do not anticipate any losses with respect to counterparty credit risk.
Interest Rate Management
Interest Rate Swaps
In 2003 and 2004, we entered into fixed-to-floating interest rate swap agreements totalling US$200 million to convert a portion of our US$400-million 6.25% notes to floating-rate debt. We pay an average floating rate that fluctuates quarterly based on LIBOR. These swaps expire in 2011 and are accounted for as a fair value hedge. Accounting for these notes at the floating interest rate increased “Interest expense” on our Statement of Consolidated Income by $0.3 million in the third quarter of 2007 (third quarter of 2006 — $0.3 million) and by $1.1 million in the first nine months of 2007 (first nine months of 2006 — $0.4 million). At September 30, 2007, an unrealized loss, derived from the fair value of the swap, of $0.2 million was reflected in “Accounts payable and accrued liabilities” and “Deferred liabilities” on our Consolidated Balance Sheet. The fair value was calculated utilizing swap, currency and basis-spread curves from Bloomberg. From January 1, 2007, the change in fair value of the swap is reflected in “Interest expense” in the Statement of Consolidated Income. These swaps are fully effective.
Interest and Treasury Rate Locks
In the second quarter of 2007, CP entered into a bond forward totalling $350 million to fix the benchmark interest rate on certain long-term notes the company may issue in the future. Any gains or losses from this arrangement, which is accounted for as a cash flow hedge, will be amortized to income as interest is paid on the related debt. At September 30, 2007, the fair value of the bond forward was a $7.0 million loss. This unrealized loss was reflected in “Accounts payable and accrued liabilities”, with the offset, net of taxes, reflected in “Accumulated other comprehensive income” on our Consolidated Balance Sheet. The fair value of the bond forward was calculated using swap and basis spread curves from Bloomberg.
At September 30, 2007, net unamortized losses for previously settled interest and treasury rate locks of $3.7 million was reflected in “Accumulated other comprehensive income” on the Consolidated Balance Sheet. These gains and losses are being amortized to income as interest is paid on the related debt. The amortization of these gains and losses resulted in a decrease in interest expense and “Other comprehensive income” on the Statement of Consolidated Income of $0.1 million in the third quarter of 2007 and an increase of $1.5 million in the first nine months of 2007. The amortization of these net losses increased interest expense by $0.8 million in the third quarter of 2006 and $2.4 million in the first nine months of 2006.
Foreign Exchange Management
Foreign Exchange Forward Contracts on Revenue
From time to time, we hedge a portion of our U.S. dollar-denominated freight revenues earned in Canada by selling forward U.S. dollars. At September 30, 2007, we had no forward sales of U.S. dollars outstanding (September 30, 2006 – US$5.7 million). At September 30, 2006, the unrealized gain on forward contracts, calculated using the trading value of the U.S. dollar from the Bank of Canada, was $0.5 million. Consistent with Canadian GAAP at the time, this unrealized gain was not included in our financial statements at September 30, 2006. “Freight revenues” on our Statement of Consolidated Income did not include any gain or loss on forward contracts for the third quarter and the first nine months of 2007 as no forward hedges settled, compared with realized gains of $0.5 million in the second quarter of 2006 and $3.5 million in the first half of 2006.
Currency Forward on Long-term Debt
In June 2007, the Company entered into a deliverable currency forward derivative agreement. This derivative will lock in the amount of Canadian dollars that the Company will repay when its US$400 million 6.25% note matures in October 2011. In the third quarter of 2007, an unrealized loss, measured as fair value of this derivative instrument, of $19.6 million was included in

“FX on LTD” on our Statement of Consolidated Income and “Deferred liabilities” on our Consolidated Balance Sheet. The fair value was calculated by using the forward curve from Bloomberg and discounting the future cash flow using the applicable bond yield.
Fuel Price Management
Swaps and fuel cost recovery programs, together with fuel conservation practices, are the key elements of our program to manage the risk arising from fuel price volatility.
Crude Oil Swaps
From time to time, CP may enter into crude oil or heating oil swap contracts to help mitigate future price increases related to the purchase of fuel. As both fuel purchases and commodity swap contracts have an element of foreign exchange variability, the company may also enter into foreign exchange forward contracts to manage this element of fuel-price risk. Gains and losses on the commodity swaps coupled with gains and losses on foreign exchange forward contracts partially offset changes in the cash cost of fuel.
Commodity swap contracts and foreign exchange forward contracts are accounted for as cash flow hedges. Unrealized gains or losses related to the effective portion of these swaps are deferred in “Accumulated other comprehensive income” on the Consolidated Balance Sheet until the related fuel purchases are realized, at which time the gains and losses are recorded in income.
The fair value of commodity swaps was derived using the current market value of WTI, as quoted by independent third parties. The fair value of foreign currency forward contracts was calculated utilizing forward curves from Bloomberg. These commodity swap contracts and forward contracts settle between 2007 and 2009.
At September 30, 2007, the fair value of our commodity swaps was $19.5 million resulting in the recognition of an unrealized gain in “Accounts receivable and other current assets” and “Other assets and deferred charges” with the offset, net of tax, reflected in “Accumulated other comprehensive income” on our Consolidated Balance Sheet. During the first nine months of 2007, the change in fair value of $12.2 million, before tax, resulted in a decrease to “Other comprehensive income” on our Statement of Consolidated Income.
At September 30, 2007, the fair value of the forward purchases of U.S. dollars was $4.2 million. This unrealized loss was recognized in “Accounts receivable and other current assets”, “Other assets and deferred charges” and “Deferred liabilities” with the offset, net of tax, reflected in “Accumulated other comprehensive income” on our Consolidated Balance Sheet. During the first nine months of 2007, the change in fair value of $1.1 million, before tax, resulted in a decrease to “Other Comprehensive Income” on our Statement of Consolidated Income.
In the third quarter of 2007, “Fuel expense” was reduced by $3.5 million (2006 — $8.7 million) as a result of $4.1 million in realized gains (2006 — $9.9 million) arising from settled swaps, partially offset by $0.6 million in realized losses (2006 — $1.2 million) arising from the settled foreign exchange forward contracts. In the first nine months of 2007, “Fuel expense” was reduced by $12.9 million (2006 — $23.1 million) due to $14.7 million in realized gains (2006 — $26.5 million) arising from settled swaps, partially offset by $1.8 million in realized losses (2006 - $3.4 million) arising from settled foreign exchange forward contracts. Included in the $14.7 million realized gains on commodity swaps in the first nine months of 2007 were $1.7 million in realized gains from settled derivatives that were not designated as hedges.
For every US$1.00 increase in the price of WTI, fuel expense before hedging will increase by approximately $7 to $8 million, assuming current foreign exchange rates and fuel consumption levels. At September 30, 2007 we had 4% of our estimated consumption hedged with WTI swaps and 80% of our estimated consumption managed by refining margin derivatives for the fourth quarter of 2007. We had fuel hedges for approximately 3% and 2% of our estimated fuel purchases in 2008 and 2009, respectively. There are no hedges in place for purchases in 2010 and beyond. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and fuel surcharges.
Stock-Based Compensation Expense Management
Total Return Swap
During May 2006, CP entered into a TRS to reduce the volatility and total cost to the Company over time of two stock-based compensation programs: share appreciation rights (“SAR”) and deferred share units (“DSU”) (discussed further in the section “Future Trends, Risks and Commitments” under the sub-heading “Stock Price”). The value of the TRS derivative is linked to the market value of our stock. Unrealized gains and losses on the TRS partially offset the costs and benefits recognized in the SAR and DSU stock-based compensation programs due to fluctuations in share price during the period the TRS was in place. “Compensation and Benefits” expense on our Statement of Consolidated Income included an unrealized loss on these swaps of $10.0 million in the third quarter of 2007 (2006 – unrealized losses of $3.7 million) and an unrealized gain of $12.8 million in the first nine months of 2007 (2006 – unrealized losses of $12.0 million). At September 30, 2007, the unrealized gain on the TRS was included in “Other assets and deferred charges” on our Consolidated Balance Sheet.
OFF-BALANCE SHEET ARRANGEMENTS
The information on off-balance sheet arrangements disclosed in our MD&A documents for the year ended December 31, 2006 remains substantially unchanged, except as updated as follows:
Sale of Accounts Receivable
At September 30, 2007, the outstanding undivided co-ownership interest held by an unrelated trust under our accounts receivable securitization program was $120.0 million (September 2006 — $120.0 million). Losses of $1.5 million on the securitization program in third-quarter 2007 (third-quarter 2006 – losses of $1.4 million) and losses of $4.2 million in the first nine months of 2007 (first nine months of 2006 – losses of $3.7 million) were included in “Other Charges” on our Statement of Consolidated Income.
We provide a credit enhancement amount to absorb all credit losses. The trust has no recourse to the co-ownership interest in receivables that we retain, other than in respect of the credit enhancement amount. This amount was recognized as a retained interest. At September 30, 2007, the fair value of the retained interest was approximately 20% of the receivables sold, or $24 million (September 30, 2006 – fair value of approximately 22%, or $27.0 million) and was included in “Accounts Receivable and Other Current Assets” on our Consolidated Balance Sheet. The fair value of the retained interest approximated the carrying value as a result of the short collection cycle of the receivables and expected credit losses amounting to less than 0.05% of total receivables. Proceeds from collections reinvested in the accounts receivable securitization program were $362.9 million for the third quarter of 2007 and $1,120.8 for the first nine months of 2007, compared with $347.5 million for third-quarter of 2006 and $1,074.0 million for the first nine months of 2006. We have complied with all termination tests during the program.
Guarantees
We have guaranteed residual values on certain leased equipment with a maximum exposure of $385.4 million. Management estimates that we will have no net payments under these residual guarantees. We have accrued for all guarantees where performance under these guarantees is expected (discussed further in Note 18 to the Company’s unaudited Interim Consolidated Financial Statements). These accruals do not include any amounts for residual value guarantees.
ACQUISITION
Dakota, Minnesota & Eastern Railroad Corporation
In September 2007, the Company entered into an agreement to acquire all of the issued and outstanding shares of DM&E, a Class II railroad with approximately 2,500 miles of track in the U.S. Midwest and primary customers in agri-products and merchandise. DM&E is connected to the CP network at Minneapolis, Chicago and Winona, MN. DM&E has connections to and traffic interchanges with all seven Class I railroads and is proximate to the Powder River Basin (“PRB”), which contains the largest deposit of low-cost, low-sulphur coal in North America.
Effective October 4, 2007, the Company acquired all of the issued and outstanding shares of DM&E for a purchase price of approximately US$1.5 billion, including acquisition costs . Future contingent payments of up to US$1.05 billion, may become payable up to December 31, 2025 upon the achievement of certain milestones towards the completion of a track expansion into the PRB and the achievement of certain traffic volume targets. Any contingent payments that may be made would be recorded as additional goodwill. The acquisition has been financed with cash on hand and debt (discussed further in the section “Liquidity and Capital Resources” under the sub-heading “Financing Activities”).
The purchase is subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E have been placed in a voting trust and are administered by an independent trustee. The Company anticipates that the STB will complete its review and provide a final ruling during 2008. During the review period, the investment in the DM&E will be accounted for on an equity basis.
If the proposed transaction is approved by the STB, the acquisition will be accounted for using the purchase method of accounting. Under this method, the Company will prepare its consolidated financial statements reflecting a line-by-line consolidation of DM&E and the allocation of the purchase price to acquire DM&E to the fair values of their assets and liabilities.
The Company is in the process of obtaining third-party valuations of certain assets. Accordingly, the allocation of the purchase price has not been determined.

CONTRACTUAL COMMITMENTS
The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

Contractual commitments	Payments due by period
at Sept. 30, 2007			1 — 3	3 — 5	After
(in millions)	Total	< 1 year	years	years	5 years

Long-term debt	$2,696.0	$8.3	$36.3	$799.4	$1,852.0

Capital lease obligations	278.6	0.4	18.5	29.8	229.9

Operating lease obligations(1)	588.9	32.8	188.2	118.3	249.6

Supplier purchase obligations	743.9	72.2	217.8	196.5	257.4

Other long-term liabilities reflected on our Consolidated Balance Sheet (2)	836.1	52.2	211.3	170.5	402.1

Total contractual obligations	$5,143.5	$165.9	$672.1	$1,314.5	$2,991.0

(1)
Guaranteed residual values on certain leased equipment discussed in the section “Off-Balance Sheet Arrangements” under the sub-heading “Guarantees” are not included in the minimum payments shown above.

(2)
Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits and pension benefit payments for our non-registered supplemental pension plans. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2007 to 2016. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further under the sub-heading “Pension Plan Deficit” in the section “Future Trends, Commitments and Risks”.

FUTURE TRENDS, COMMITMENTS AND RISKS
Change in Executive Officers
Effective April 3, 2007, Executive Vice-President, Operations, Neal Foot retired.
On June 1, 2007, Kathryn McQuade joined CP as Executive Vice President and Chief Operating Officer.
Rail Network Capacity
Significant increases in rail traffic volumes have created capacity challenges for North American railways. In particular, a rapid surge in exports and imports has created pressure on railway systems to and from the Pacific Coast. In 2005, we completed a major expansion of our track network in western Canada between the prairies and the Port of Vancouver on the Pacific Coast. Any further expansion will be tied to ongoing market conditions and the continuation of a stable regulatory environment in Canada. We are also maximizing our freight handling capacity by acquiring new and more powerful locomotives and replacing older freight cars with more efficient and higher-capacity freight cars.
During the first half of 2007, we announced our intention to assemble a rail corridor to access the Alberta Industrial Heartland northeast of Edmonton that serves the Alberta oilsands development.
Integrated Operating Plan
We manage scheduled operations through our IOP. The key principles upon which our IOP is built include moving freight cars across the network with as few handlings as possible, creating balance in the directional flow of trains in our corridors by day of week, and minimizing the time that locomotives and freight cars are idle. During the first half of 2007, execution of our IOP generated productivity and efficiency improvements that reduced expenses in key areas, while improving service reliability to support rate increases and grow market share. Areas of expense reduction included labour, purchased services and equipment costs.
Canadian Government Covered Hopper Car Fleet
CP transports grain throughout North America in covered hopper cars. The overall covered hopper fleet consists of owned, leased and managed freight cars.  The managed segment consists of cars provided by provincial governments for the purpose of transporting regulated grain. In 2006, the Canadian Federal government announced its intention to retain ownership of its cars and negotiate new operating agreements with CP and CN. The new operating agreement with CP became effective July 1, 2007 and sets out the terms and operating conditions governing approximately 6,300 Federal covered hopper cars allocated to CP.
Agreements
During the second quarter of 2007, CP negotiated two new partnership agreements for the management of the railway’s information technology application development and support. The agreements represent a corporate outsourcing initiative and are intended to improve CP’s information technology cost structure while providing capability and quality enhancement.

Stock Price
The market value of our Common Shares decreased $3.57 per share on the Toronto Stock Exchange in the third quarter of 2007 (from $73.57 to $70.00) and increased $8.60 per share in the first nine months of 2007 (from $61.40 to $70.00). The market value of our Common Shares decreased $1.35 per share on the Toronto Stock Exchange in the third quarter of 2006 (from $56.91 to $55.56) and increased $6.85 per share in the first nine months of 2006 (from $48.71 to $55.56). These changes in share price caused corresponding increases in the value of our outstanding SARs and DSUs in both years. Effective the second quarter of 2006, we put in place a TRS (discussed under the sub-heading “Total Return Swap” in the section “Financial Instruments”) to mitigate gains and losses associated with the effect of our share price on the SARs and DSUs. Excluding the impact of our TRS, the cost of our SARs and DSUs resulted in an decrease in compensation and benefits expense of $8.4 million in third-quarter 2007 and an increase of $4.3 million in the first nine months of 2007, compared with the same periods in 2006.
Fuel Prices
Fuel prices remain volatile due to strong world demand and geopolitical events, weather, and unscheduled refinery outages that disrupt and threaten to disrupt supply. We will continue to moderate the impact of increases in fuel prices through a fuel risk mitigation program. We currently have hedges in place (discussed in the section “Financial Instruments”) that partially offset the effects of rising fuel prices. We are also reducing fuel costs by acquiring more fuel-efficient locomotives and employing fuel-efficiency initiatives through our IOP.
Border Security
We strive to ensure our customers have unlimited access to North American markets by working closely with Canadian and U.S. customs officials and other railways to facilitate the safe and secure movement of goods between Canada and the U.S. We also take all necessary precautions to prevent smuggling or other illegal activities. We have taken the following steps to reduce the risks associated with the cross-border transportation of goods:
•
We are a certified carrier with the U.S. Customs and Border Protection’s (“CBP”) Customs-Trade Partnership Against Terrorism (“C-TPAT”) program and with the Canada Border Services Agency’s (“CBSA”) Partners in Protection (“PIP”) program. C-TPAT and PIP are partnership programs that seek to strengthen overall supply chain and border security. We are also an approved carrier under CBSA’s Customs Self-Assessment program.

•
We have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information. We are fully automated with both CBSA and CBP and provide the requisite shipment information electronically well in advance of freight arrival at the border.

•
Based on a joint Declaration of Principles, a Vehicle and Cargo Inspection System (“VACIS”) has been installed at five of our border crossings under a co-operative program with CBSA and U.S. Customs and Border Protection. Rail VACIS systems use non-intrusive gamma ray technology to scan U.S.-bound rail shipments.

Labour Relations
Agreements are in place with six of seven bargaining units in Canada and 18 of 27 bargaining units in the U.S. The following is a negotiations status summary:
Canada
On July 18, 2007, a three-year agreement extending through to December 31, 2009 with the Teamsters Canada Rail Conference (TCRC-MWED), which represents employees who maintain track infrastructure and perform capital programs, was ratified.
On September 1, 2007, CP and the Teamsters Canada Rail Conference (TCRC-RTE), which represents employees who operate trains, reached a tentative five-year agreement extending through to the end of 2011. Ratification results are expected in November.
Bargaining commenced with the Canadian Auto Workers (“CAW”) on October 1, 2007. The current contract with the CAW expires December 31, 2007.
U.S.
We are party to collective agreements with 14 bargaining units of our Soo Line Railroad Company (“Soo Line”) subsidiary and 13 on our Delaware and Hudson Railway (“D&H”) subsidiary.
On the Soo Line, negotiations are underway with eight bargaining units representing track maintainers, conductors, car repair employees, mechanical labourers, electricians, signal repair employees, blacksmiths and boilermakers, and sheet metal workers. Agreements with the bargaining unit representing locomotive engineers, train dispatchers, yard supervisors, clerks, machinists and mechanical supervisors extends through 2009.

D&H has agreements in place with nine unions representing freight car repair employees, clerks, signal repair employees, mechanical supervisors, mechanical labourers, machinists, engineering supervisors, police and yard supervisors. A tentative agreement with the bargaining unit representing locomotive engineers, which extends through 2009, is subject to employee ratification. Negotiations are underway with the remaining three bargaining units, which represent electricians, track maintainers and conductors.
Environmental
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.
Financial Commitments
In addition to the financial commitments mentioned previously in the sections “Off-Balance Sheet Arrangements” and “Contractual Commitments”, we are party to certain other financial commitments set forth in the adjacent table and discussed below.

Certain other financial
commitments at	Amount of commitment per period
Sept. 30, 2007		Remainder	2008 &	2010 &	2012 &
(in millions) (unaudited)	Total	of 2007	2009	2011	beyond

Letters of credit	$343.9	$343.9	$—	$—	$—

Capital commitments	455.4	81.2	188.6	50.3	135.3

Offset financial liability	187.6	187.6	—	—	—

Total commitments	$986.9	$612.7	$188.6	$50.3	$135.3

Letters of Credit
Our available line of credit is adjusted for the letters of credit contract amounts currently included within our revolving credit facility.
Capital Commitments
We are obligated to make various capital purchases related to track programs, locomotive acquisitions and overhauls, freight cars, and land. At September 30, 2007, we had multi-year capital commitments of $455.4 million in the form of signed contracts, largely for locomotive overhaul agreements. Payments for these commitments are due in 2007 through 2016. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.
Offset Financial Liability
We entered into a bank loan to finance the acquisition of certain equipment. This loan is offset by a financial asset with the same institution. At September 30, 2007, the loan had a balance of $192.6 million, offset by a financial asset of $187.6 million. The remainder is included in “Long-Term Debt” on our Consolidated Balance Sheet.
Pension Plan Deficit
We estimate that every 1.0 percentage point increase (or decrease) in the discount rate can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $600 million, reflecting the changes to both the pension obligations and the value of the pension fund’s debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $75 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.
Between 49% and 55% of the plans’ assets are invested in equity securities. As a result, stock market performance is the key driver in determining the pension fund’s asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions towards this deficit that, as a minimum, meet requirements as prescribed by pension legislative requirements.
We made contributions of $23.8 million to the defined benefit pension plans in the third quarter of 2007 and $63.0 million in the first nine months of 2007, compared with $81.0 million and $118.4 million in the same periods of 2006, respectively.
The minimum contribution requirement for our main pension plan is set out in an updated actuarial valuation as at January 1, 2007 (finalized in April 2007). We expect our pension contribution in 2007 to be less than $100 million. Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations, and demographic changes. If long Canada bond yields at December 31, 2007 remain at their levels on September 30, 2007, we project our pension contributions to be approximately $100 million in 2008.
Restructuring
Restructuring initiatives were announced in 2003 and 2005 to improve efficiency in our administrative areas by eliminating 1,220 management and administrative positions. The total targeted reductions for these initiatives were successfully achieved by the end of the third quarter of 2006.  We will continue to hire selectively in specific areas of the business, as required by growth or changes in traffic patterns.
Cash payments related to severance under all restructuring initiatives and to our environmental remediation program (described under the sub-heading “Critical Accounting Estimates”) totalled $13.8 million in the third quarter of 2007 and $39.0 million in the first nine months of 2007, compared with $18.6 million and $69.2 million in the same periods of 2006, respectively. Payments relating to the labour liabilities were $10.7 million in the third quarter of 2007 and $32.8 million in the first nine months of 2007, compared with $14.2 million and $55.9 million in the same periods of 2006, respectively.
Cash payments for restructuring and environmental initiatives are estimated to be $37 million for the remainder of 2007, $61 million in 2008, $40 million in 2009, and a total of $129 million over the remaining years through 2025, which will be paid in decreasing amounts. All payments will be funded from general operations. Of these amounts, cash payments related only to the restructuring initiatives are expected to be $20 million for the remainder of 2007, $43 million in 2008, $27 million in 2009, and a total of $70 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that are substantially complete.
CRITICAL ACCOUNTING ESTIMATES
The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
Environmental Liabilities
At September 30, 2007, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $106.7 million, of which the long-term portion amounting to $86.5 million was included in “Deferred liabilities” and the short-term portion amounting to $20.2 million was included in “Accounts payable and accrued liabilities”. Total payments were $3.0 million in the third quarter of 2007 and $4.3 million in the same period of 2006. Total payments were $6.0 million in the first nine months of 2007 and $8.9 million in the same period of 2006. The U.S. dollar-denominated portion of the liability was affected by the change in Foreign Exchange, resulting in a decrease in environmental liabilities of $3.9 million in third-quarter 2007 and $9.7 million in the first nine months of 2007, compared with an increase of $0.1 million and a decrease of $2.9 million in the same periods of 2006, respectively.
Pensions and Other Benefits
“Other assets and deferred charges” on our September 30, 2007 Consolidated Balance Sheet included prepaid pension costs of $1,097.4 million. Our Consolidated Balance Sheet also included $0.2 million in “Accounts payable and accrued liabilities” and $0.9 million in “Deferred liabilities” for pension obligations.
We included post-retirement benefits accruals of $195.3 million in “Deferred liabilities” and post-retirement benefits accruals of $18.5 million in “Accounts payable and accrued liabilities” on our September 30, 2007 Consolidated Balance Sheet.
Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) were included in “Compensation and benefits” on our September 30, 2007, Statement of Consolidated Income. Combined pension and post-retirement benefits expenses were $16.7 million in the third quarter of 2007, compared with $29.9 million in the same period of 2006. Combined pension and post-retirement benefits expenses were $71.1 million in the first nine months of 2007, compared with $91.1 million in the same period of 2006.
Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $16.6 million in third-quarter 2007 and $48.8 million in the first nine months of 2007, compared with $19.7 million and $59.1 million in the same periods of 2006, respectively. Defined benefit pension expense was $15.8 million in the third quarter of 2007 and $46.3 million in the first nine months of 2007, compared with $18.9 million and $56.7 million in the same periods of 2006, respectively. Defined contribution pension expense was $0.8 million in the third quarter of 2007 and $2.5 million in the first nine months of 2007, compared with $0.8 million and $2.4 million in the same periods of 2006. Post-retirement benefits expense was $0.1 million in the third quarter of 2007 and $22.3 million in the first nine months of 2007, compared with $10.3 million and $32.0 million in the same periods of 2006, respectively.

Property, Plant and Equipment
At September 30, 2007, accumulated depreciation was $5,162.6 million. Depreciation expense relating to properties amounted to $118.0 million in the third quarter of 2007, compared with $115.6 million in the same period of 2006. Depreciation expense related to properties amounted to $355.7 million in the first nine months of 2007, compared with $348.2 million in the same period of 2006.
Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.
We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.
Depreciation expense increased $2.4 million in the third quarter of 2007 and $7.5 million in the first nine months of 2007 from the same periods in 2006, respectively, due primarily to capital additions to locomotives and track investment.
Future Income Taxes
Future income tax expense totalling $72.1 million were included in income tax for the third quarter of 2007 compared with $72.7 million for the same period of 2006. Future income tax expense totalling $168.3 million were included in income tax for the first nine months of 2007 compared with $2.3 million for the same period of 2006. The change in future income tax expense for the first nine months of 2007, compared to the same period of 2006, was primarily due to tax rate changes implemented by the Canadian Federal and Provincial governments (discussed further in the section “Other Income Statement Items” under the sub-heading “Income Taxes”). At September 30, 2007, future income tax liabilities of $1,901.6 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $116.6 million realizable within one year were recorded as a current asset. We believe that our future income tax provisions are adequate.
Legal and Personal Injury Liabilities
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” on our Statement of Consolidated Income, amounted to $12.2 million in the third quarter of 2007 and $30.9 million in the first nine months of 2007, compared with $11.5 million and $31.2 million in the same periods of 2006.
Accruals for incidents, claims and litigation, including WCB accruals, totalled $189.9 million, net of insurance recoveries, at September 30, 2007. The total accrual included $101.3 million in “Deferred liabilities” and $124.7 million in “Accounts payable and accrued liabilities”, offset by $10.7 million in “Other assets and deferred charges” and $25.4 million in “Accounts receivable”.
Canadian Third Party Asset-backed Commercial Paper
At September 30, 2007, ABCP has been valued at its estimated fair value (discussed further in the section “Other Income Statement Items” under the subheading “Change in Fair Value of Canadian Third Party Asset-backed Commercial Paper”). ABCP, at its estimated fair value of $122.1 million, was included in “Investments”. The estimated change in fair value of $21.5 million was recognized as a charge to income in “Change in fair value of Canadian third party asset-backed commercial paper”.
Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the value of the Company’s investment in ABCP which would impact the Company’s earnings.
SYSTEMS, PROCEDURES AND CONTROLS
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are adequate for ensuring that such material information is made known to them.

FORWARD-LOOKING INFORMATION
This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) and other relevant securities litigation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by law.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather conditions; security threats and governmental response to them; and technological changes.
The performance of the North American and global economies remains uncertain. Reported grain production for Western Canada in the 2006/07 crop year ended slightly below average. Fall harvest estimates suggest 2007/08 crop year production will be similar to last year. Grain exports are forecasted to be slightly down this crop year principally due to a reduced carry-over from the previous crop year, but are expected to be on pace with the historical 10 year average. However, factors over which we have no control, such as weather conditions and insect populations, affect crop production and yield in the grain collection areas we serve. Fuel prices also remain uncertain, as they are influenced by many factors, including, without limitation, worldwide oil demand, refining margins, international politics, severe weather, labour and political instability in major oil-producing countries and the ability of these countries to comply with agreed-upon production quotas. We intend to continue our fuel cost mitigation program to attempt to offset the effects of high crude oil prices and rising refining margins.
In Canada, Bill C-11, legislation amending the Canada Transportation Act (“CTA”), was introduced in Parliament in spring 2006. Bill C-11 contains some of the amendments that had been included in Bill C-44, which was introduced in 2005 but was terminated when Parliament was dissolved on November 29, 2005. Bill C-11 includes, among other things, amendments concerning the grain revenue cap, commuter and passenger access, and railway noise. Amendments concerning Final Offer Arbitration (“FOA”) and other shipper remedies are not included in Bill C-11. Bill C-11 received royal assent on June 22, 2007 and is now in force. Other additional changes to the CTA in respect of FOA and other matters that had been dealt with in Bill C-44 were introduced in the House of Commons (Bill C-58) on May 30, 2007. It received second reading on June 14, 2007 and was referred to the Standing Committee on Transport, Infrastructure and Communities for study. Given that the first session of the 39th Parliament was prorogued and a new session began on October 16th, 2007, Bill C-58 will have to be reintroduced at the first reading stage unless parliamentarians vote unanimously to reintroduce this Bill at the stage it was at before prorogation (second reading in the House of Commons). No assurance can be given as to the effect on CP of the provisions of Bill C-11 or C-58 or as to the content, timing or effect on CP of any anticipated additional legislation.
CP’s railway operations in the United States are subject to regulation by the STB. The STB has undertaken an independent review of a number of commercial matters including the methodology used by railways to assess fuel surcharges, the commercial relationship between large railways and shortlines, the rates charged by railways to grain shippers and a review of the methodology for determining the railway industry’s cost of capital. The STB has also promulgated proposed new rules for the handling of disputes by small and medium shippers. It is too early to assess the possible impact on CP if any new regulation is forthcoming as a result of these hearings and proposed rules.
The sustainability of recent increases in the value of the Canadian dollar relative to the U.S. dollar is unpredictable, as the value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian and international monetary policies and U.S. debt levels.
There is also continuing uncertainty with respect to security issues involving the transportation of goods in populous areas of the U.S. and Canada and the protection of North America’s rail infrastructure, including the movement of goods across the Canada-U.S. border.
There are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in the section “Future Trends, Commitments and Risks” and elsewhere in this MD&A with the particular forward-looking statement in question.

GLOSSARY OF TERMS

“ABCP”	Canadian third party asset-backed commercial paper.

“Average train speed”
The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

“Car miles per car day”	The total car-miles for a period divided by the total number of active cars.

Total car-miles includes the distance travelled by every car on a revenue-producing train and a train used in or around our yards.

A car-day is assumed to equal one active car. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

“Carloads”	Revenue-generating shipments of containers, trailers and freight cars.

“CICA”	Canadian Institute of Chartered Accountants.

“CPRL”	Canadian Pacific Railway Limited.

“CP”, “the Company”	CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

“Diluted EPS”
Calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below the market price of the shares are exercised and the proceeds are used to purchase common shares at the average market price during the period.

“Diluted EPS, before FX on LTD and other specified items”
A variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD and other specified items, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described above under “Diluted EPS”.

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

“DM&E”	Dakota, Minnesota & Eastern Railroad Corporation

“EPS”	Earnings per share.

“Fluidity”	Obtaining more value from our existing assets and resources.

“Foreign Exchange”	The net impact of a change in the value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

“FRA”
U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

“FRA personal injury rate per 200,000 employee-hours”
The number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

“FRA train accidents rate”	The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,200 in damage.

“Freight revenue per carload”	The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

“Freight revenue per RTM”	The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“FX on LTD”	Foreign exchange gains and losses on long-term debt.

“GAAP”	Canadian generally accepted accounting principles.

“GTMs”
The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

“IOP”	Integrated Operating Plan, the foundation for our scheduled railway operations.

“LIBOR”	London Interbank Offered Rate.

“MD&A”	Management’s Discussion and Analysis.

“Number of active employees”
The number of actively employed workers during the last month of the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working.

“Operating ratio”	The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

“Return on capital employed” or “ROCE”	Income before FX on LTD and other specified items plus after-tax interest expense divided by average net debt plus equity.

“RTMs” or “revenue ton-miles”	The movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line”	Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

“STB”	U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

“Terminal dwell”
The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

“U.S. gallons of locomotive fuel consumed per 1,000 GTMs”
The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WCB”	Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.

“WTI”	West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.

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www.cpr.ca                                          TSX/NYSE:CP

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)
Supplemental Financial Information (unaudited)
Exhibit to September 30, 2007 Consolidated Financial Statements
CONSOLIDATED EARNINGS COVERAGE RATIOS — MEDIUM TERM NOTES AND DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and are for the twelve month period then ended.

Twelve Months Ended September 30, 2007

Earnings Coverage on long-term debt
Before foreign exchange on long-term debt (1) (3)	6.2
After foreign exchange on long-term debt (2) (3)	6.9

Notes:
(1) Earnings coverage is equal to income (before foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.
(2) Earnings coverage is equal to income (after foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.
(3) The earnings coverage ratios have been calculated excluding carrying charges for the $30.9 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at September 30, 2007. If such long-term debt maturing within one year had been classified in their entirety as long-term debt for purposes of calculating earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended September 30, 2007, earnings coverage on long-term debt before foreign exchange on long–term debt and after foreign exchange on long-term debt would have been 6.0 and 6.7, respectively.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, F. J. Green, Chief Executive Officer of Canadian Pacific Railway Limited, certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending September 30, 2007;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:	October 29, 2007

Signed:	F. J. Green
F. J. Green
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, M. R. Lambert, Chief Financial Officer of Canadian Pacific Railway Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending September 30, 2007;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:	October 29, 2007

Signed:	M. R. Lambert
M. R. Lambert
Chief Financial Officer